Exhibit 99.1

RICHMONT MINES INC.
2008 ANNUAL REPORT

TSX/NYSE AMEX: RIC

www.richmont-mines.com

TABLE OF CONTENTS

Message to Shareholders	02
Management’s Discussion and Analysis	04
Table of Reserves and Resources	35
Definition of Reserves and Resources	35
Management’s Report	37
Management’s Report on Internal Control over Financial Reporting	37
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	38
Report of Independent Registered Public Accounting Firm	39
Comments by Auditors for American Readers on Canada – US Reporting Differences	39
Consolidated Statements of Earnings	40
Consolidated Statements Comprehensive Income and Deficit	41
Consolidated Balance Sheets	42
Consolidated Statements of Cash Flow	43
Notes to Consolidated Financial Statements	44
Board of Directors and Officers	65
General Information	65

MESSAGE TO SHAREHOLDERS

Dear Shareholders:

2008 was another strong year for Richmont Mines with revenue increasing 85% to a record $70.6 million driven by a 54% increase in gold sales to 70,945 ounces and an average price of US$876 (CAN$934). Net earnings in 2008 were $1.6 million, or $0.07 per share, compared with net earnings of $6.7 million, or $0.28 per share, in 2007, which included an $8.1 million pre-tax gain on the sale of mining assets.

Solid Production Performance

Both operating mines, Island Gold and Beaufor, performed well in 2008. Island Gold made excellent progress in its first full year of operation and by the fourth quarter of 2008 production reached more than 500 tonnes per day, approaching our goal of 675 tonnes per day. In the latter half of 2008, as many base metals mining companies were slowing production due to the rapid decline in market prices, we were able to hire more experienced miners while we also strengthened the management team. In addition, we were able to access higher grade mining areas. For 2008, we produced 165,941 tonnes of ore at an average recovered grade of 7.35 g/t, resulting in 39,224 ounces of gold. We also increased our interest from 55% to 100% ownership of Island Gold Mine in December 2008.

Beaufor continued its steady production on plan. We produced 123,958 tonnes of ore at an average recovered grade of 8.62 g/t resulting in 34,353 ounces of gold. The tonnes of ore produced in 2008 were up 28% over 2007 while the grade remained steady. Beaufor has been in production since 1996 and we believe that this mine continues to have a strong exploration potential.

Building Our Reserves and Resources Base

Exploration and project evaluation costs were $10.5 million in 2008, up from $3.3 million in 2007, as we focused our exploration on building reserves and resources at the Beaufor and Island Gold mines. We drilled in total for definition and exploration purposes almost 62,000 metres during the year. We successfully replaced reserves in 2008, with proven and probable reserves at 358,861 ounces of gold at the end of the year relatively flat with 2007. In 2009, we plan to complete more than 70,000 metres of drilling combined at the two operations to continue to replace production and grow reserves.

We also invested in preliminary evaluation of a gold project in Colorado, the Golden Wonder Mine. When exploration drilling results were not in line with expectations we terminated that project, preserving cash for more promising opportunities.

Importantly, we have many assets that we have yet to exploit, and we expect to steadily increase the intrinsic value of Richmont. For example, in 2009 we plan on evaluating a resumption of exploration activities at our 100% owned Francoeur Mine. Previous drilling at this project identified indicated resources that may now be economically feasible in light of current gold prices.

02	RICHMONT MINES INC.

MESSAGE TO SHAREHOLDERS (CONTINUED)

Strategic Goal: Become a Recognized North American Intermediate Gold Production Company

Our goal is to develop three to four operating sites with each producing around 60,000 ounces of gold per year and attain at least one million ounces in reserves. This amount of reserves would provide us sufficient future production and if we successfully replace those reserves each year, we can continue our pace of production. This is how we have managed to keep the Beaufor Mine producing these many years without over leveraging our balance sheet. Our strategy to accomplish this is straight-forward:

  Concentrate on profitable gold production;

  Develop reserves to improve our production profile;

  Identify gold projects from previously abandoned properties or advanced exploration projects to reduce time to production.

We believe the Beaufor and Island Gold mines are solid examples of the effectiveness of our strategy and Island Gold is proof of our capability of managing a production operation of that size. We’ve developed a strong, experienced management team and a substantial balance sheet with $26.0 million in cash and no long-term debt that provides us the wherewithal to pursue our strategy as well.

We expect that the value we are creating will be recognized by the capital markets as we increase our efforts to broaden the awareness of the investment community of our capabilities and potential. Our approach to move from a junior mining company to an intermediate company without expending large amounts of capital to build up huge reserves while generating cash is unique, but we consider this to be a sound strategy that delivers results while reducing risk.

Our success is dependent on our employees’ efforts, skills and dedication to Richmont and our goals, and they are the reason we have such confidence in our future. Our Board of Directors, who are highly engaged in our strategy and opportunities, are comprised of people with a broad, diverse experience base who lend measurable insight into our future as well. We are excited about the course we have set, the successes we are realizing and the opportunities we see ahead and hope you share in that excitement. We appreciate your interest and investment in Richmont.

With kind regards,

Martin Rivard
President and Chief Executive Officer

February 26, 2009

2008 ANNUAL REPORT	03

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

This MD&A is intended to help the reader understand Richmont Mines Inc. (“Richmont Mines”, “Richmont” or “the Company”), our strategy, our operations, our financial performance and the business environment in which we operate and anticipate. The financial information presented herein is established in accordance with Canadian generally accepted accounting principles (GAAP), which are the same as those used in the presentation of the financial statements for the year ended December 31, 2008. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report supplements and complements our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2008. The data on production are given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained from the Web sites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com). The following text contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 34.

THE COMPANY’S BUSINESS ACTIVITIES: STRATEGY AND OBJECTIVES

Our Business. Richmont Mines, headquartered in Rouyn-Noranda, Quebec, Canada, explores for, acquires, develops and produces gold in North America. We currently operate two gold mines in Canada and maintain a pipeline of exploration and development projects which we believe will facilitate our future growth. Richmont was founded in 1981 and, since we began production in 1991, we have produced more than one million ounces of gold from the Francoeur, Beaufor and East Amphi mines, located in Quebec, the Nugget Pond and Hammerdown mines in Labrador and Newfoundland and the Island Gold Mine in Ontario.

Vision and Strategy. Richmont’s vision is to grow to be an intermediate North American producer of gold with three to four operating sites that each produces approximately 60,000 ounces of gold annually and to build reserves to be at least one million ounces of gold. Our strategy is to generate positive cash flow and profitable growth enabling us to cost-effectively develop our mining assets, continually replace reserves to provide sufficient forward production, exploit mineralized reserves on properties we own and have acquired, identify new development opportunities and to develop partnerships in order to expand our pipeline of projects, grow our reserve base and increase our production rates. We currently have a strong balance sheet with no long-term debt and cash and cash equivalents of $26.0 million.

Richmont’s executive team ultimately seeks to create shareholder value through the continued rationalization and development of existing resources, the utilization of outside resources when necessary to uncover opportunities, and the evaluation of acquisition and partnership opportunities in order to expand the value of our portfolio of mineral properties, build our reserve base and our pipeline of projects and to accelerate our rate of production.

Experienced Management Team. Our history of successful production, along with Richmont’s extensive experience in the development of advanced exploration projects, has earned management a strong reputation for expertise at cost-effectively recovering gold from underground mines. Our executive team has years of experience in the gold industry, either with Richmont or other larger gold producers.

Operations. Richmont achieved significant revenue growth in 2008. Increases in gold sales drove the Company’s performance even though the price of gold fluctuated during the year, reaching a high above US$1,000 an ounce in March and subsequently falling below US$800 for a period of time in the fourth quarter due to the affects of the global economic crises, before rebounding to around US$882 at the end of the year. In 2008, Richmont sold 70,945 ounces of gold at an average price of US$876 (CAN$934) per ounce, for precious metals revenue of $66,237. In 2007, the Company sold 46,193 ounces of gold at an average price of US$699 (CAN$751) per ounce. The Company’s average cash cost of production per ounce was US$590 (CAN$629) in 2008 compared with US$499 (CAN$536) in 2007.

04	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Net income in 2008 was $1,635, or $0.07 per share, compared with net income in 2007 of $6,671, or $0.28 per share, including a gain of $7,439 on the sale of the East Amphi property.

Richmont is currently producing at the Island Gold Mine in Ontario and at the Beaufor Mine in Quebec. The Island Gold Mine has proven and probable reserves of over one million tonnes of ore at a grade of 8.72 g/t, for 289,069 ounces of gold. The Beaufor Mine has proven and probable reserves approaching 245,000 tonnes at 8.89 g/t, for 69,792 ounces of gold. Total proven and probable reserves combined at year end were 358,861 ounces of gold, while measured and indicated resources totalled 294,254 ounces.

Production at Island Gold, which commenced commercial production in October 2007, continued to progress in 2008 and reached more than 500 tonnes per day in the fourth quarter. Production is expected to reach 600 tonnes daily in the first quarter of 2009 and is expected by the end of the year to operate at approximately 675 tonnes per day, its design capacity. The property has proven to be very promising and more than 26,000 metres of definition and exploration drilling are planned at Island Gold in 2009. In December 2008, Richmont acquired 42,929,581 common shares of Patricia Mining Corp. (“Patricia Mining”), representing approximately 98.2% of Patricia Mining's outstanding common shares, in exchange for CAN$0.15 cash and 0.055 common share of Richmont for each common share of Patricia Mining pursuant to a plan of arrangement under the Business Corporations Act (Ontario). Richmont now owns all 43,704,581 common shares of Patricia Mining. Following this transaction, Richmont has a total of 26.1 million shares issued and outstanding.

The Beaufor Mine, which has been in commercial production since 1996, continued its strong performance in 2008. A measurably improved average grade and volume of tonnes treated enabled the operation to exceed 2007 sales by 6,726 ounces, or 26%. Richmont also had promising exploration results at Beaufor during 2008 and has planned an additional 45,000 metres of drilling for 2009.

Project Pipeline. Richmont Mines is committed to maintaining a pipeline of projects that will enable us to reach our strategic goals of producing 180,000 to 240,000 ounces of gold annually from three to four operating sites and establishing a reserve base of at least one million ounces of gold. We continue to actively search for opportunities in North America to partner with or acquire companies to pursue opportunities to expand our reserve base.

In 2009, we plan to reevaluate our Francoeur property. Historically, the Francoeur Mine had produced 345,000 ounces of gold before depressed gold prices led to its closure in 2001.

In February 2009, we announced that we had entered into an agreement granting Mountain Lake Resources Inc. (“Mountain Lake”) an option to purchase Richmont’s 70% interest in the Valentine Lake Property, located in Newfoundland and Labrador. We had earned a 70% interest in Valentine Lake over the past few years but, in the interest of more rapidly advancing the project, decided to return our interest to Mountain Lake, who will now focus their attention solely on the project. We will be one of the largest shareholders in Mountain Lake and will benefit from their future success.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

  2008 revenue increased 85% to $70.6 million;

  Gold sales in 2008 of 70,945 ounces were 54% above 2007 sales;

  2008 price per ounce sold was US$876, 25% above the previous year’s US$699;

  Exploration expenses of $5.2 million at Island Gold and Beaufor mines as Richmont focuses on expanding its reserves base at these properties;

  Strong balance sheet: cash balance at December 31, 2008 was $26.0 million with no long-term debt and no gold hedging contracts;

  Acquisition of Patricia Mining completed in December 2008;

  Proven and probable reserves at December 31, 2008 are 358,861 ounces of gold.

2008 ANNUAL REPORT	05

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

PRINCIPAL FINANCIAL DATA1

	2008	2007	2006

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	872	695	604
Average selling price (US$)	876	699	600
Average selling price (CAN$)	934	751	681
Average exchange rate (US$/CAN$)	1.0660	1.0748	1.1341
Ounces of gold sold	70,945	46,193	44,866
Average cash cost (US$/ounce)[2]	590	499	538
Average cash cost (CAN$/ounce)[2]	629	536	610

KEY FINANCIAL DATA
Revenue	70,591	38,071	32,889
Net earnings	1,635	6,671	3,194
Cash flow from operations	12,117	5,999	1,648
Investment in property, plant and equipment	5,193	6,171	25,059
Cash, cash equivalents and short-term investments	26,142	29,117	16,883
Total assets	82,881	85,976	78,498
Shareholders’ equity	67,018	61,813	54,690

Proven and probable reserves as at December 31 (ounces)	358,861	361,168	61,279
Shares outstanding as at December 31 (thousands)	26,113	24,053	24,180

KEY PER SHARE DATA
Stock price (at closing)
US$ (NYSE Amex)	1.72	3.25	2.36
CAN$ (TSX)	2.08	3.14	2.80

NUMBER OF EMPLOYEES AS AT DECEMBER 31	312	262	305

1

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company's properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

2	The cash cost includes operating costs and royalties.

THE GOLD MARKET

The gold market remained strong in 2008 as the average price rose to approximately US$872 per ounce from an average price of approximately US$695 in 2007. The price per ounce at the beginning of the year was approximately US$833 per ounce and the closing price at December 31, 2008 was approximately US$882 per ounce. In the month of March 2008, gold rose to over US$1,000 per ounce, but by October the global economic crisis had contributed to a drop in the price to approximately US$712 per ounce.

In 2007, the average market price of gold rose more than 15% to US$695 per ounce compared with US$604 in 2006. In 2006, the price rose 36% over the average price of US$444 per ounce for 2005. These consecutive rises in gold prices have resulted in growth that has benefited all gold producers in recent years.

06	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The main factors that are expected to continue to have a positive influence on the future price of gold include:

  Increase demand for gold ETF;

  Non-hedging and less aggressive hedging policies of producers;

  Demand that exceeds the industry’s annual production;

  A lack of confidence in the world’s equity markets;

  Ongoing geopolitical instability.

Several analysts anticipate that these conditions will be sustained in the years to come and that the price of gold will continue to climb.

EXCHANGE RATES

The US dollar gained strength against the Canadian dollar in the latter part of 2008 as the global economic crisis resulted in a reduction in demand for commodities and a weakening in the Canadian dollar. However, for the year the US dollar declined in value relative to the Canadian dollar, falling slightly to an average of CAN$1.066 in 2008 from CAN$1.075 in 2007 after falling from an average of CAN$1.134 in 2006.

The Company presents its per ounce data in US dollars and estimates an annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and that rate is used to report both year-to-date and quarterly financial results.

NET EARNINGS

(in thousands of $, except per share amounts)	2008	2007	2006
	$	$	$
Net earnings	1,635	6,671	3,194
Net earnings per share
Basic and diluted	0.07	0.28	0.14

Net earnings in 2008 were $1,635, or $0.07 per share, compared with net earnings of $6,671, or $0.28 per share, in 2007, which included a $8,066 gain on the sale of mining assets. A 54% increase in the number of ounces sold at a 24% higher selling price in Canadian dollars was somewhat offset by an 17% increase in the cash cost in Canadian dollars per ounce sold and by higher exploration and project evaluation costs, as the Company focused its exploration efforts on the Island Gold and Beaufor mines.

The $3,477 increase in net earnings in 2007 compared with 2006 was the result of a 3% increase in the number of ounces of gold sold at a 10% higher sales price in Canadian dollars per ounce combined with a 12% reduction in the cash cost in Canadian dollars per ounce sold. Offsetting these increases were increased exploration and project evaluation costs and depreciation and depletion expenses, as well as the $7,439 gain on the sale of the Company’s East Amphi property in 2007.

2008 ANNUAL REPORT	07

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVENUE
	2008	2007	2006
	$	$	$
Precious metals	66,237	34,691	30,539
Other	4,354	3,380	2,350
	70,591	38,071	32,889
Ounces sold	70,945	46,193	44,866

The $31,546 increase in precious metals revenue in 2008 compared with 2007 was a result of higher gold sales at a higher average selling price per ounce. Gold sales in 2008 were 70,945 ounces at an average price of US$876 (CAN$934) compared with sales of 46,193 ounces in 2007 at an average price of US$699 (CAN$751). The Island Gold Mine sold 38,037 ounces of gold at an average price of US$867 (CAN$924), compared with sales of 7,302 ounces at an average price of US$726 (CAN$780) last year. The Island Gold Mine began commercial production in the fourth quarter of 2007. The Beaufor Mine sold 32,908 ounces of gold at an average price of US$886 (CAN$944) in 2008, compared with 26,182 ounces of gold at an average price of US$693 (CAN$745) per ounce in 2007.

The increase of $4,152 in precious metals revenue in 2007 compared with 2006 was primarily due to higher gold sales at a higher average price per ounce. During 2007, the Company sold 46,193 ounces of gold at an average price of US$699 (CAN$751) per ounce compared with 44,866 ounces of gold in 2006 at an average price of US$600 (CAN$681) per ounce. The Island Gold Mine sold 7,302 ounces of gold at an average price of US$726 (CAN$780) per ounce. The Beaufor Mine sold 26,182 ounces of gold at an average price of US$693 (CAN$745) per ounce in 2007, while in 2006, 24,866 ounces of gold were sold at an average price of US$598 (CAN$678) per ounce. The East Amphi Mine, which was sold in June 2007, recorded sales of 12,709 ounces at US$695 (CAN$747) in 2007 and 20,000 ounces at US$603 (CAN$684) in 2006.

Other revenue of $4,354 in 2008, up $974 when compared with 2007, was the result of higher custom milling revenue at the Camflo Mill and a foreign exchange gain. In 2008, Richmont processed 74,703 tonnes of custom milling ore at the Camflo Mill compared with 46,193 tonnes processed in 2007.

08	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The $1,030 increase in other revenue in 2007 compared with 2006, to $3,380, was primarily a result of higher custom milling revenue at the Camflo Mill as well as from an adjustment to fair market value on cash equivalents.

OPERATING COSTS1

	2008	2007	2006
	$	$	$

Island Gold Mine	26,727	4,873	-
Beaufor Mine	17,862	13,167	16,354
East Amphi Mine	-	6,724	11,004
	44,589	24,764	27,358
[1] Including expenses from royalties.

Operating costs in 2008 were $44,589, $19,825 above operating costs of $24,764 in 2007. Operating costs increased $21,854 at Island Gold as Richmont advanced the mine, which opened in October 2007, to current production levels. At Beaufor, costs increased $4,695 as a result of increased production. During the year, a total of 276,994 tonnes of ore from Island Gold and Beaufor mines were milled compared with a total of 260,820 tonnes of ore from the Island Gold, Beaufor and East Amphi mines in 2007. The cash cost of production per ounce increased to an average of US$590 (CAN$629) in 2008 from US$499 (CAN$536) in 2007.

Lower operating costs in 2007 compared with 2006 reflected improvements in productivity, refocused operations and enhanced mining plans at the Beaufor Mine, offset by early phase commercial production costs at the Island Gold Mine. During the year, a total of 260,820 tonnes of ore from the Island Gold, Beaufor and East Amphi mines were milled compared with a total of 318,707 tonnes of ore from the Beaufor and East Amphi mines in 2006. The cash cost of production per ounce decreased to an average of US$499 (CAN$536) in 2007 from US$538 (CAN$610) in 2006.

The amount of royalties paid out in 2008 increased to $1,591 compared with $565 in 2007 due to a 3% net smelter return (NSR) royalty payable on gold production at the Island Gold Mine. The increase was also attributable to higher gold production at the Beaufor Mine, for which the Company has paid royalties of $30.00 per ounce to a third party on 50% of the ounces produced since November 2006. Prior to 2006, the royalty was $12.50 per ounce. No royalties were payable on the ounces of gold produced at the East Amphi Mine.

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT

	2008	2007	2006
	$	$	$

Island Gold Mine	3,079	4,495	21,934
Beaufor Mine	127	1,060	1,706
East Amphi Mine	-	34	822
Other	1,987	582	597
	5,193	6,171	25,059

In 2008, the Company invested $3,079 in plant and equipment at Island Gold Mine to advance production at the mine to current levels. The majority of the other investment in property, plant and equipment was invested at the Camflo Mill and in equipment used at the Golden Wonder project.

2008 ANNUAL REPORT	09

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In 2007, the Company invested $21,270 at Island Gold Mine mainly in development cost. This investment was reduced by the application of $16,775 in proceeds from precious metal sales during development activities. At the Beaufor Mine, the Company invested $1,060, mainly to replace the headframe structure.

The $18,888 decrease in investment in property, plant and equipment in 2007 compared with 2006 was mainly due to the application of $16,775 from precious metal sales.

SUMMARY OF OPERATIONS

Island Gold Mine1
	2008	2007	2006

Tonnes	161,320	35,202	-
Head grade (g/t)	7.65	6.84	-
Recovery (%)	95.83	94.36	-
Recovered grade (g/t)	7.33	6.45	-
Ounces sold	38,037	7,302	-
Cash cost per ounce (US$)	659	621	-

Investment in property, plant and equipment (thousands of CAN$)[2]	3,079	4,495	21,934
Exploration expenses (thousands of CAN$)	2,293	505	264

Differed development metres	605	-	-
Development metres	-	4,075	3,469

Diamond drilling (metres)
Definition	14,764	-	-
Exploration	1,901	12,940	38,751

1

Prior to its acquisition of Patricia Mining in December 2008, which held a 45% interest in the Island Gold Project, Richmont Mines reported 100% of the consolidated results of the Island Gold Mine in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). Richmont held a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses differed from the percentage that it owned, the Company was therefore considered the primary beneficiary of the VIE.

[2]

During 2007, Richmont Mines applied exploration tax credits totalling $350. For 2006, the information presented is attributable to the advanced exploration program, including development and exploration activities, performed during the year.

For the year ended December 31, 2008, 161,320 tonnes of ore were processed at the Island Gold Mine at an average recovered grade of 7.33 g/t, and 38,037 ounces of gold were sold at an average price of US$867 (CAN$924) per ounce. The cash cost per ounce increased to US$659 (CAN$703) during 2008 compared with US$621 (CAN$668) in 2007. During the first nine months of 2008, the mine produced at approximately 65% of its design capacity which resulted in an increase in the cash cost of production. However, in the fourth quarter of 2008, production was at around 80% of design capacity resulting in a notable improvement in the cash cost of production, which fell to US$546 (CAN$582).

The Island Gold Mine began commercial production on October 1, 2007. During the period October 1, 2007 to December 31, 2007, the Company processed 35,202 tonnes of ore, at an average recovered grade of 6.45 g/t, and 7,302 ounces of gold were sold at an average price of US$726 (CAN$780) per ounce. Prior to starting commercial production, a total of 23,031 ounces of gold were recovered in 2007 from the processing of development ore and mineralized material. Revenue of $16,775 generated during this nine-month period was applied against property, plant and equipment in accordance with generally accepted accounting standards.

10	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

At the Island Gold Mine, Proven and Probable Reserves were estimated at 1,031,187 tonnes of ore at a grade of 8.72 g/t, for 289,069 ounces of gold at December 31, 2008, compared with 1,058,880 tonnes of ore at a grade of 8.39 g/t, for 285,536 ounces of gold at December 31, 2007. Measured and Indicated Resources at the end of 2008 totalled 146,254 ounces of gold while Inferred Resources were estimated at 209,985 ounces of gold, compared with 192,422 ounces and 193,350 ounces, respectively, at the end of 2007. In 2008, the company’s exploration program identified new reserves sufficient to replace 2008 production.

Further drilling will be completed in 2009. Overall, more than 26,000 metres of definition and exploration drilling are planned for 2009 at Island Gold Mine.

Beaufor Mine

	2008	2007	2006

Tonnes	115,674	97,429	139,513
Head grade (g/t)	9.00	8.47	5.62
Recovery (%)	98.31	98.72	98.56
Recovered grade (g/t)	8.85	8.36	5.54
Ounces sold	32,908	26,182	24,866
Cash cost per ounce (US$)	509	468	580

Investment in property, plant and equipment (thousands of CAN$)	127	1,060	1,706
Exploration expenses (thousands of CAN$)	2,921	1,874	1,342

Differed development metres	-	-	1,299

Diamond drilling (metres)
Definition	11,439	3,095	18,513
Exploration	33,765	25,157	22,592

During the year ended December 31, 2008, the Beaufor Mine processed 115,674 tonnes of ore at an average recovered grade of 8.85 g/t, and 32,908 ounces of gold were sold at an average price of US$886 (CAN$944) per ounce. The sectors mined in 2008 were some of the Company’s best-known sectors located near the Beaufor fault and demonstrated strong results and encouraging opportunity for continued production. In 2007, Beaufor processed 97,429 tonnes of ore at an average recovered grade of 8.36 g/t, and 26,182 ounces of gold were sold at an average price of US$693 (CAN$745) per ounce. In 2006, 139,513 tonnes of ore at an average recovered grade of 5.54 g/t were processed, and 24,866 ounces of gold were sold at an average price of US$598 (CAN$678).

Proven and Probable Reserves at the Beaufor Mine at December 31, 2008, were 69,792 ounces, compared with 75,632 ounces of reserves at the end of 2007 as the Company’s exploration activities replaced a substantial portion of the mine’s production. Beaufor has had promising results as exploration activities in 2008 discovered several mineralized zones which translated into an increase of 124,649 ounces of Inferred Resources. The zones below the 20th level and up to the 12th level are still showing good gold intersections and continuities.

The cash cost per ounce increased to US$509 (CAN$543) during 2008 compared with US$468 (CAN$503) in 2007, due primarily to increased definition drilling and higher mining and milling costs. In 2007, selective mining of several higher grade mineralized zones resulted in a reduction in cash cost per ounce to US$468 (CAN$503) in 2007 from US$580 (CAN$658) in 2006 despite a five week shutdown required to replace the headframe structure. In 2009, the Company plans to complete more than 45,000 metres of drilling at Beaufor to increase the Company’s level of confidence of the potential for further development at depth.

2008 ANNUAL REPORT	11

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

East Amphi Mine

	2008	2007	2006

Tonnes	-	128,189	179,194
Head grade (g/t)	-	3.18	3.56
Recovery (%)	-	96.95	97.64
Recovered grade (g/t)	-	3.08	3.47
Ounces sold	-	12,709	20,000
Cash cost per ounce (US$)	-	492	485

Investment in property, plant and equipment (thousands of CAN$)	-	34	822
Exploration expenses (thousands of CAN$)	-	-	248

Metres of exploration drilling
Underground	-	-	2,395
Surface	-	-	2,018

The Company sold the East Amphi property and related surface equipment to Osisko Exploration Ltd. (TSX: OSK) in 2007. In consideration for the sale, Richmont received a cash payment of approximately $2,450; 909,000 common shares of Osisko, equivalent to a cash value of $5,000 based on the average closing price of the common shares of Osisko for the five trading days prior to the closing date, and 200,000 additional common shares of Osisko. Richmont will retain a royalty of 2% of NSR on a certain portion of the East Amphi property and an equivalent royalty on future production of up to 300,000 ounces of gold on another portion of the property.

In 2007, the East Amphi Mine processed 128,189 tonnes of ore at an average recovered grade of 3.08 g/t, and 12,709 ounces of gold were sold at an average price of US$695 (CAN$747) per ounce. Production ceased during the second quarter of 2007 and the remaining ore inventory was processed in the third quarter of 2007.

From the period of February through December 2006, 179,194 tonnes of ore at an average recovered grade of 3.47 g/t were processed, yielding 20,000 ounces of gold sold at an average price of US$603 (CAN$684). Despite a grade that was weaker than expected, the cash cost of production met expectations at US$485 (CAN$550) per ounce.

12	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration properties

	2008	2007	2006
	$	$	$

Exploration costs - Mines
Island Gold Mine	2,293	505	264
Beaufor Mine	2,921	1,874	1,342
East Amphi Mine	-	-	248

	5,214	2,379	1,854

Exploration costs - Other properties
Valentine Lake property	347	1,017	67
Golden Wonder property	4,202	665	-
Francoeur / Wasamac properties	184	142	200
Camflo Northwest property	-	112	4
Other properties	20	49	164
Project evaluation	373	124	583

	10,340	4,488	2,872

Exploration tax credits	(643)	(1,200)	(792)
Reclassification of exploration tax credits from previous years	850	-	-

	10,547	3,288	2,080

Francoeur / Wasamac

Considering the recent increase in the gold price, Richmont is currently evaluating the potential for additional exploration at the Francoeur Mine. Richmont mined 345,000 ounces of gold in a ten-year period at Francoeur prior to terminating operations in 2001, when identified gold reserves were depleted and the depressed price of gold at the time did not warrant further development work. The mine was subsequently flooded in 2003. The property comprises 890 acres and is located approximately 100 km from the Camflo Mill, where the ore was previously processed. If the Company decides to move forward with additional exploration, the mine will have to be de-watered before underground exploration drilling can begin, a process that could take up to 12 months.

Cripple Creek

Richmont is also evaluating a potential resumption of exploration activities at the Cripple Creek property, located near Timmins, Ontario, where the Company conducted exploratory drilling prior to 2005, at which time resources were re-directed to development activities at East Amphi, Beaufor and Island Gold.

Camflo Northwest

Richmont Mines holds 80% of the Camflo Northwest property located in the Malartic Gold Camp, adjacent to the Camflo Mill. No work is planned for 2009.

2008 ANNUAL REPORT	13

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Valentine Lake Project

In February 2009, Richmont entered into an agreement granting Mountain Lake Resources Inc. (“Mountain Lake”) an option to purchase Richmont’s 70% interest in the Valentine Lake Project located in Newfoundland and Labrador. Mountain Lake previously owned a 30% interest in the Project. Mountain Lake will pay an option fee to Richmont of 2,500,000 of its common shares at a deemed value of $625, or $0.25 per share, and may exercise the purchase option over a five-year period by making option payments to Richmont for an additional $3,000 in total, and by incurring $1,000 in exploration and development expenditures at Valentine Lake within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. During the five-year option period, $500 of the exploration and development expenditures at Valentine Lake must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year.

Richmont determined that the Project’s advancement was better-served with Mountain Lake in the lead development role, while, as one of Mountain Lake’s largest shareholders, the Company will benefit from the project’s success.

Exploration expenditures at Valentine Lake in 2008 were $347, mainly for establishing a road and upgrading existing roads totaling 40 km to provide access to the Leprechaun Pond deposit. The road will eliminate the need for helicopters during future exploration programs and provide access for heavy equipment needed for large tonnage sampling in the future. In 2007, exploration costs were $1,017, primarily for diamond drilling, high definition, helicopter-borne spectrometric and magnetic VLF surveys of the property.

Golden Wonder Project

In October 2008, Richmont announced that drilling results at the past-producing Golden Wonder Project in Colorado failed to confirm the continuity of an economically viable ore zone below current infrastructures, and that the Company had notified LKA International, its partner on the project, that it was not exercising its option to a 50% interest in the project.

The Company had previously completed the initial evaluation of the Golden Wonder project and exercised an option to acquire a 50% joint venture interest which required it to invest US$3 million in certain project-related expenditures prior to September 1, 2008. From January to October 2008, $4,202 was invested in diamond drilling activities, where 16 holes were completed for a total of 2,037 metres of drilling. In 2007, exploration costs totalled $665.

ADMINISTRATION EXPENSES

	2008	2007	2006
	$	$	$

Stock-based compensation	526	575	393
Other administration expenses	3,139	2,740	2,564

	3,665	3,315	2,957

Administrative expenses in 2008 were 11% higher than last year’s expense as increased costs related to a recording of a provision for future closure costs were somewhat offset by a decline in stock-based compensation, which is a non-cash expense. Of the 445,000 options granted in 2008, 55,000 options represent renewals of expired options to directors and employees, 165,000 options represent the granting of options to new employees or to employees who were promoted and the balance of 225,000 options represents new issuance for directors and officers.

14	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The increase in administrative expenses in 2007 compared with 2006 was related to higher stock-based compensation. Of the 620,000 options granted in 2007, 510,000 options represent renewals of expired options to directors and employees, and the balance of 110,000 options represents the granting of options to new employees or to employees who were promoted.

The weighted-average fair value calculated according to the Black–Scholes model of evaluation at the date on which each option was granted was $0.76 in 2008, compared with $1.06 in 2007 and $1.42 in 2006.

MINING AND INCOME TAX EXPENSE (RECOVERY)

	2008	2007	2006
	$	$	$

Current tax	796	1,640	(885)
Future tax	(359)	(334)	(1,801)

	437	1,306	(2,686)

For the year 2008, mining and income tax expense included a credit of $1,200 as a result of a reclassification of exploration tax credits from previous years. When the Company filed its 2007 income tax declarations, the Company reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credit, as it was planned and recorded on December 31, 2007. This change in fiscal planning increased the exploration expenses by $850 and the investment in property, plant and equipment by $350. The mining and income taxes also include a mining duties expense of $175 from the previous year and exploration tax credits of $643 recorded against exploration expenses instead of mining and income taxes. The future income tax credit of $359 was mainly due to a reduction in liabilities for future mining taxes.

In 2007, current income taxes of $1,640 were comprised of federal and provincial taxes and mining taxes applicable to the year 2007 in the amount of $1,891, offset by $251 in adjustments for previous years not previously recorded. The tax expense calculated at the combined stationary rate was impacted by a reduction in the valuation allowance. The future income tax credit of $334 was mainly due to a reduction in liabilities for future mining taxes. Unrecorded available tax credits of $350 was used during the year and applied against property, plant and equipment while $1,200 was applied against exploration expenses.

In 2006, Richmont had a tax recovery of $885 due principally to a federal tax refund of $955, resulting from the carry-back of losses to prior years and to a tax expense of $85 related to the $7,500 flow-through share financing completed in 2005. The $1,801 future income tax was attributable primarily to the recovery of $2,293 in future taxes related to the reduction in the valuation allowance. This reduction was related to the future income tax liability recognized during the year as a result of the issue of $7,500 in flow-through shares completed in December 2005, for which the Company renounced its tax deductions, to the benefit of the shareholders, in February 2006. Furthermore, a reduction of $578 in future tax assets, related to the reduction in valuation allowance for the Company’s subsidiary, Louvem Mines Inc., diminished the future tax recovery.

SENSITIVITY ANALYSIS

The Company’s financial results are sensitive to movements in the price of gold, the US$/CAN$ exchange rate, as the Company generated revenue and incurred expenses in US dollar, and interest rate related to its cash and cash equivalents. The following table describes, on an indicative basis, the financial impact that changes in certain variables would generally have had on the Company’s 2008 operating results.

2008 ANNUAL REPORT	15

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SENSITIVITY ANALYSIS
Variable	Change	Income impact
$
Price of gold (CAN$)	+/- CAN$50 per ounce	+/- 3,547
Exchange rate (US$/CAN$)	+/- US$/CAN$ 0.10	+/- 5,770
Interest rate (%)	+/- 1.00%	+/- 287

QUARTERLY REVIEW 2008
				Quarter	Year
	Q1	Q2	Q3	Q4	2008

PRINCIPAL FINANCIAL DATA
Revenue	14,961	16,227	16,495	22,908	70,591
Operating costs[1]	10,487	11,313	10,946	13,810	46,556
Administration	828	835	769	1,233	3,665
Exploration and project evaluation	1,081	3,674	3,415	2,377	10,547
Depreciation and depletion	1,205	1,434	1,507	1,541	5,687
Loss on disposal of mining assets	20	-	1	8	29
Other[2]	934	(1,066)	751	1,853	2,472
Net earnings (loss)	406	37	(894)	2,086	1,635

Cash flow from operations	2,543	1,326	820	7,428	12,117
Investments in property, plant and equipment	825	857	1,522	1,989	5,193

KEY PER-SHARE DATA
Net earnings (loss) basic and diluted (CAN$)	0.02	-	(0.04)	0.09	0.07

Basic weighted average number of common shares outstanding (thousands)	24,053	24,030	23,924	23,827	24,047

OUNCES OF GOLD SOLD
Island Gold Mine	6,992	8,409	8,721	13,915	38,037
Beaufor Mine	8,003	8,702	8,002	8,201	32,908
Total	14,995	17,111	16,723	22,116	70,945

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	947	909	918	956	934
Exchange rate (2008 average)	1.0660	1.0660	1.0660	1.0660	1.0660
Selling price (US$)	888	853	861	897	876
Cash cost (US$)
Island Gold Mine	759	734	689	546	659
Beaufor Mine	562	467	455	555	509
Weighted average	654	598	577	550	590
Depreciation and depletion (US$)	68	70	76	61	68
Total cost (US$)	722	668	653	611	658

1	Expenses related to operating costs, royalty, custom milling and accretion expense of asset retirement obligations are included.
2	Future mining and income tax expense (recovery) and minority interest are included.

16	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2007
				Quarter	Year
	Q1	Q2	Q3	Q4	2007

PRINCIPAL FINANCIAL DATA
Revenue	10,237	12,736	4,777	10,321	38,071
Operating costs [1]	7,202	7,185	3,969	7,609	25,965
Administration	803	833	687	992	3,315
Exploration and project evaluation	301	(86)	1,807	1,266	3,288
Depreciation and depletion	1,631	2,302	618	1,077	5,628
Gain on disposal of mining assets [2]	(94)	(7,381)	(554)	(37)	(8,066)
Others [3]	68	1,071	(269)	400	1,270
Net earnings (loss)	326	8,812	(1,481)	(986)	6,671

Cash flow from (used in) operations	3,319	4,746	(1,322)	(744)	5,999
Investments in property, plant and equipment	2,054	(470)	2,011	2,576	6,171

Net earnings (loss) basic and diluted (CAN$)	0.01	0.36	(0.06)	(0.03)	0.28

Basic weighted average number of common shares outstanding (thousands)	24,242	24,219	24,108	24,053	24,159

OUNCES OF GOLD SOLD
Island Gold Mine	-	-	-	7,302	7,302
Beaufor Mine	6,211	12,597	3,761	3,613	26,182
East Amphi Mine	6,192	4,043	2,440	34	12,709
Total	12,403	16,640	6,201	10,949	46,193

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	771	731	716	778	751
Exchange rate (2007 average)	1.0748	1.0748	1.0748	1.0748	1.0748
Selling price (US$)	717	680	666	724	699
Cash cost (US$)
Island Gold Mine	-	-	-	621	621
Beaufor Mine	587	382	597	430	468
East Amphi Mine	487	453	578	-	492
Weighted average	537	399	590	556	499
Depreciation and depletion (US$)	99	114	73	79	96
Total cost (US$)	636	513	663	635	595

1	Expenses related to operating costs, royalty, custom milling and accretion expense of asset retirement obligations are included.
2	This gain was presented in revenue before fourth quarter.
3	Future mining and income tax expense (recovery) and minority interest are included.

2008 ANNUAL REPORT	17

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

ANNUAL REVIEW, 2004 TO 2008
(Years ended December 31)	2008	2007	2006	2005	2004

PRINCIPAL FINANCIAL DATA
Revenue	70,591	38,071	32,889	21,353	39,641
Operating costs [1]	46,556	25,965	28,163	17,642	27,658
Administration	3,665	3,315	2,957	3,923	3,037
Exploration and project evaluation	10,547	3,288	2,080	2,375	3,475
Depreciation and depletion	5,687	5,628	3,146	1,618	3,548
Mining and income taxes	437	1,306	(2,686)	(2,480)	631
Minority interest	2,035	(36)	(730)	6	560
Loss (gain) on disposal of mining assets [2]	29	(8,066)	(3,235)	(292)	-
Write-down of mining assets	-	-	-	26,041	-
Net earnings (loss)	1,635	6,671	3,194	(27,480)	732

Cash flow from (used in) operations	12,117	5,999	1,648	(3,996)	6,114
Investments in property, plant and equipment	5,193	6,171	25,059	28,316	11,441
Cash, cash equivalents and short-term investments	26,142	29,117	16,883	15,491	26,080
Working capital	26,753	33,970	21,171	21,877	25,925
Shareholders’ equity	67,018	61,813	54,690	40,464	45,412

KEY PER-SHARE DATA (CAN$)
Net earnings (loss)
Basic	0.07	0.28	0.14	(1.54)	0.05
Diluted	0.07	0.28	0.14	(1.54)	0.04
Basic weighted average number of common shares outstanding (thousands)	24,047	24,159	22,904	17,838	16,127
Shares outstanding (thousands)	26,113	24,053	24,180	20,994	16,170

OUNCES OF GOLD SOLD
Island Gold Mine	38,037	7,302	-	-	-
Beaufor Mine	32,908	26,182	24,866	36,649	52,623
East Amphi Mine	-	12,709	20,000	-	-
Hammerdown Mine	-	-	-	307	16,584
Total	70,945	46,193	44,866	36,956	69,207

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	934	751	681	537	534
Exchange rate	1.0660	1.0748	1.1341	1.2116	1.3015
Selling price (US$)	876	699	600	443	410
Cash cost (US$)
Island Gold Mine	659	621	-	-	-
Beaufor Mine	509	468	580	377	308
East Amphi Mine	-	492	485	-	-
Hammerdown Mine	-	-	-	15	251
Weighted average	590	499	538	374	294
Depreciation and depletion (US$)	68	96	55	23	35
Total cost (US$)	658	595	593	397	329

NUMBER OF EMPLOYEES (at December 31)	312	262	305	257	180

1	Expenses related to operating costs, royalty, custom milling and accretion expense of asset retirement obligations are included.
2	This loss (gain) was presented in revenue before fourth quarter of 2007.

18	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF RESULTS FOR THE FOURTH QUARTER

	2008	2007
	$	$

Revenue	22,908	10,321
Expenses	20,822	11,307
Net earnings (loss)	2,086	(986)
Cash flow from (used in) operations	7 428	(744)

Total revenue increased $12,587 for the fourth quarter of 2008 compared with the fourth quarter of 2007 as a result of a 102% increase in ounces of gold sold at a 23% higher selling average price per ounce in Canadian dollars. In the 2008 fourth quarter, 22,116 ounces of gold were sold at an average price of US$897 (CAN$956) per ounce compared with 10,949 ounces of gold sold in the same period last year at an average price of US$724 (CAN$778) per ounce.

The $9,515 increase in expenses was primarily attributed to increased operating costs and exploration and project evaluation costs. Operating costs, including royalties, for the fourth quarter of 2008 were $12,951, a 98% increase compared with $6,541 in the same period the prior year. However, the average cash cost of production was lower at US$550 (CAN$586) per ounce of gold sold in the fourth quarter of 2008 compared with US$556 (CAN$598) in last year’s fourth quarter. The average cash cost per ounce during the 2008 quarter benefited from improved grades and higher volumes when compared with the prior year’s period.

CASH AND CASH EQUIVALENTS

The cash balance was $26,021 at December 31, 2008, a decrease of only 5%, compared with $27,291 at December 31, 2007, as the Company acquired Patricia Mining Corp. (“Patricia Mining”) for cash consideration of $6,984 and the settlement of its long-term debt of $1,950. This acquisition combined with $5,193 investment in property, plant and equipment was offset by higher cash generated from operations of $12,117. The cash equivalents included $18,299 of Canadian bankers acceptance and bank discount notes with high level credit ratings and $7,722 in cash deposited in a major Canadian chartered bank.

At December 31, 2008, Richmont had working capital of $26,753 compared with $33,970 at December 31, 2007. The $7,217 decrease is attributed to a $2,975 decrease in cash and cash equivalents and short-term investments related to the Company’s acquisition of Patricia Mining Corp. in December 2008, a $1,061 increase in mining and income taxes payable mainly due to federal and mining taxes of $1,207 applicable to the Company’s subsidiary, Louvem Mines Inc., along with higher accounts payable and accrued charges of $1,907. In addition, last year’s accounts receivable balance included an amount of $1,500 that was reimbursable from Patricia Mining, its minority partner until the recent acquisition.

At December 31, 2007, the Company had working capital of $33,970 compared with $21,171 at December 31, 2006. The increase was primarily the result of a $12,234 increase in cash and short-term investments due to higher cash generated from operations of $3,494 and proceeds of $8,536 realized on the sale of the assets of the East Amphi property.

2008 ANNUAL REPORT	19

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CAPITAL RESOURCES

In December 2008, Richmont acquired 100% of the outstanding shares of Patricia Mining in exchange for CAN$0.15 cash and 0.055 common share of Richmont for each common share of Patricia Mining pursuant to a plan of arrangement under the Business Corporations Act (Ontario). As a result of this acquisition, Richmont issued 2,347,003 common share, Prior to the acquisition, Patricia Mining, was a 45% partner in the Island Gold Mine and paid a net amount of $1,440 in 2007 and $7,465 in 2006 as its proportional share of the investments made in this property.

The Company issued 9,000 common shares during 2008 and 102,000 common shares during 2007 following the exercise of options, for a total cash consideration of $25 and $183, respectively. In 2006, the Company issued 143,300 common shares following the exercise of options, for a total cash consideration of $334.

Under its normal course issuer bid programs, which the Board of Directors deems an appropriate use of the Company’s funds considering the price of its common shares and the Company’s strong balance sheet and outlook, Richmont Mines bought back 296,200 common shares during 2008, 229,000 common shares in 2007 and 57,500 in 2006, for a total amount of $768, $658 and $171, respectively. The shares were cancelled immediately after their repurchase.

In 2006, Richmont Mines issued 3,100,000 common shares at $4.90 each, for gross proceeds of $15,190 as part of a financing by short-form prospectus concluded in June 2006, for net proceeds of $13,777. This financing was completed in order to fund the exploration and development of the Island Gold project and the ongoing exploration programs.

In 2006, one of the Company’s subsidiaries, Louvem Mines Inc., bought back 35,000 common shares under its own share buyback program, for a total amount of $13.

Richmont Mines current investment forecast for its existing projects is limited and is expected to be funded with existing cash and cash equivalents and with cash flow from operations.

COMMITMENTS , CONTINGENCY AND SUBSEQUENT EVENT

The Company is subject to royalty payments on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) which granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property. Mountain Lake has agreed to pay an option fee to Richmont of 2,500,000 common shares of Mountain Lake at a deemed value of $625, or $0.25 per share.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. During the option period, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year.

RELATED PARTIES

The Company has not entered into any transactions with related parties.

20	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

OFF-BALANCE-SHEET TRANSACTIONS

In 2008, 2007 and 2006, the Company was not involved in any off-balance-sheet transactions.

CHANGES TO ACCOUNTING POLICIES

Inventories

On January 1, 2008, in accordance with the applicable transitional dispositions, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3031, “Inventories”, which replaces Section 3030 carrying the same title and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. The adoption of this standard did not have a significant impact on the consolidated financial statements and on comparative data.

Capital disclosures

On January 1, 2008, in accordance with the applicable transitional dispositions, the Company adopted Section 1535 of the CICA Handbook, “Capital disclosures”. This section establishes standards for disclosing information about an entity’s capital and how it is managed; i).qualitative information about the Company’s objectives, policies and processes for managing capital, ii) quantitative data about what the Company regards as capital, iii) the fact that the Company has complied with any externally capital requirements, and iv) if it has not complied, the consequences of such non-compliance. As a result of the adoption of this standard, note 16 has been added to consolidated financial statements. The adoption of this standard did not have a significant impact on the consolidated financial statements and on comparative data.

Financial instruments – disclosures and presentation

On January 1, 2008, in accordance with the applicable transitional dispositions, the Company adopted two new CICA Handbook sections: Section 3862, “Financial instruments – disclosures” and Section 3863, “Financial instruments – presentation”. Together, these two sections replace Handbook Section 3861, “Financial instruments – disclosures and presentation”. These Sections require additional disclosure, particularly regarding the documentation of risks to which the Company is exposed and how the Company manages those risks. The results of the application of these new standards are included in note 17 and their application did not have a significant impact on the Company’s consolidated financial statements.

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at December 31, 2008, 2007 and 2006, Richmont Mines had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Company has classified its cash and cash equivalents and its restricted cash as assets held-for-trading, its short-term investments as available-for-sale financial assets, its accounts receivable and the advance to a minority partner as loans and receivables, and its accounts payable and accrued charges as other financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

2008 ANNUAL REPORT	21

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Cash and cash equivalents, restricted cash and accounts payable and accrued charges are recorded at fair value and approximate their book value as these items will be realized or paid in the short term. Changes in fair value are recorded in net earnings. The variation in 2008 on fair value on cash equivalents was $661 ($706 in 2007 and $403 in 2006).

Accounts receivable approximate their book value as these items will be realized in the short term and the 2007 advance to a minority partner approximates its book value as it bears interest at a variable rate. Interest income from the advance to a minority partner was $245 in 2008 ($411 in 2007 and $311 in 2006).

Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet either by sale or when a permanent decline in value is recognized. The fair value of short-term investments in publicly-traded companies is the bid price and for the options issued by publicly-traded companies, the fair value is calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.24% (3.78% in 2007), expected life of 4 months and 7 months (14 months and 19 months in 2007), expected volatility of 100% (100% in 2007) and no expected dividend yield.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenue and expenses as well as on the amounts of assets and liabilities. The following factors represent the estimates that management considers the most significant and for which the actual amounts may differ considerably and affect operating results.

Mineral reserves

The main parameters used to determine the mineral reserves are the following:

	2008	2007	2006

Gold (US$/ounce)	785	650	513
Exchange rate (US$/CAN$)	1.00	1.00	1.12
Gold (CAN$/ounce)	785	650	575

Property, plant and equipment

The costs related to the development of a mining property are recorded at the time when the property shows potential for development. When commercial production begins, these capitalized development costs and construction costs are amortized over the mineral reserves of the deposit. The mineral reserves are estimated by professional geologists and engineers according to industry standards and the estimated future prices of metals, operating costs and technical parametres. The annual tests for depreciation are carried-out by using the same parametres and the estimated residual value of the equipment. Changes to any key estimate of assumption may result in a considerable reduction of mineral reserves, which could have a negative impact on the book value of these properties, plants and equipment.

For 2009 and 2010, the assumption used in the asset valuation process was a price of CAN$900 per ounce of gold. For 2011, 2012 and 2013, a price of CAN$815 per ounce of gold was used in order to estimate future revenue.

22	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Depreciation

The Company uses the units-of-production method for the depreciation of property, plant and equipment at mine sites based on proven and probable reserves. Any significant changes in the reserves could impact the amount of annual depreciation.

Asset retirement obligations

The future costs of the restoration of a mining site are estimated according to the projected cost of labour, the known environmental impact and the effectiveness of measures to repair and restore the site. The time frame for making the expenditures is subject to changes related to the continuity of operations and to the discovery of new reserves.

Option-based compensation

The Company grants stock options as part of its compensation program. The prevalent Black-Scholes model is used to evaluate the cost of these options. This model requires management to make a number of estimates.

Future mining and income taxes

The Company accounts for mining and income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates or tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on future tax assets and liabilities of a change in tax rates is recognized in the statement of earnings in the year in which the revised tax rate comes into effect.

FUTURE ACCOUNTING PRONOUNCEMENTS

Goodwill and intangible assets

In February 2008, the CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, carrying the same title. This section provides revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This Section applies to Company’s interim and annual financial statements beginning on or after January 1, 2009. The Company does not expect the adoption of these standards to have any significant impact on its consolidated financial statements.

International Financial Reporting Standards

The Canadian Accounting Standards Board confirmed, in February 2008, that the use of International Financing Reporting Standards (“IFRS”) would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

The Company commenced its IFRS conversion project in 2008. The project consists of four phases: diagnosis, design and planning, solution development and implementation. The plan addresses the impact of IFRS on Accounting policies and implementation decisions, infrastructure, business activities and control activities.

As at December 31, 2008, the Company was finalising the first phase of its IFRS conversion, consisting in a preliminary study of the existing financial information and identifying the main sectors where IFRS might have an impact. Throughout fiscal year 2009, in its MD&A, the Company will be reporting on the progress of its IFRS implementation plan.

2008 ANNUAL REPORT	23

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL ANNUAL INFORMATION

Labour relations

Richmont Mines offers its employees a compensation package including attractive benefits and a stock-option plan for management. The current collective bargaining agreement of the hourly employees at the Camflo Mill was approved in February 2007 and expires on December 31, 2009. The Company employed a total of 312 workers and 82 contractors at December 31, 2008. Work safety is a priority for Richmont Mines, and the Company spares no effort in this regard; there is a very active health and safety committee at the Beaufor Mine and the Camflo Mill, and Richmont Mines has a good record of health and safety in the workplace. At the Island Gold Mine, where the health and safety record covers only a relatively short period, procedures for health and safety at the workplace have been instituted, in compliance with the laws applicable in Ontario.

Environment

Because respect for the environment is one of the main preoccupations of the management of Richmont Mines, every effort is made to respect increasingly strict environmental regulations. The Company provides for the adequate closure of its operating sites once reserves are depleted. In 2008, Richmont Mines guaranteed the restoration of its mining sites through letters of credit, in the amount of $1,539. Tailings sites are one of the most critical environmental concerns for gold producers. Richmont Mines’ tailings sites are not acid-generating, which greatly simplifies future site-restoration projects and reduces their cost.

Disclosure controls and internal controls over financial reporting

Management, including the President and Chief Executive Officer and the Financial Director, has designed disclosure controls and procedures, or has caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them and has been properly disclosed in the annual regulatory filings.

An evaluation was carried out, under management supervision, of the effectiveness of the Company’s disclosure controls and procedures, as at December 31, 2008, as defined in Exchange Act Rules 13a-15(e) and15d-15(e). Based on this evaluation, management has concluded that the design and operation of these disclosure controls and procedures were effective.

Management, including the President and Chief Executive Officer and the Financial Director has also designed internal controls over financial reporting, or has caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

An evaluation was carried out, under management supervision, of the effectiveness of our internal control over financial reporting, as at December 31, 2008, using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at December 31, 2008.

There were no changes in the Company’s internal controls over financial reporting during fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

24	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Some of the critical factors that must be taken into account when evaluating a mining company are as follows: the company must assume responsibility for replacing its gold reserves, maintaining satisfactory grades, dealing with a certain amount of uncertainty associated with exploration, respecting the environment at all times by preparing site restoration plans, providing for the well-being of its workers so as to avoid labour disputes and ensuring their safety by preventing mining accidents. The profitability of a gold producer is also directly linked to factors beyond its control, such as gold prices, exchange rates, inflation, interest rates and changes to effective regulations. Richmont Mines has consistently met these challenges while paving the way for a promising and profitable future.

Risks Associated with the Mining Industry

Speculative Nature of the Mining Industry

The gold mining industry is highly speculative in nature. There is no assurance that Richmont Mines’ mineral development and exploration activities will be successful. Success in increasing reserves is a result of a number of factors, including the Company’s level of geological and technical expertise, the geological composition of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years to identify, delineate and evaluate resources, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company’s exploration programs will result in the expansion or replacement of current reserves with new reserves.

Mining Risks

Because it holds interests in several mines, the Company is subject to risks and hazards inherent to the mining industry, including:

  fluctuations in commodity prices;

  costs of constructing and operating a mine, as well as processing and refining facilities, in a specific environment;

  availability of economic sources of energy and adequacy of water supply;

  adequate access to the site, including competing land uses and unanticipated transportation costs, delays and repair costs resulting from equipment failure;

  data on which engineering assumptions are made;

  changes in the regulatory environment (including regulations relating to prices, permits, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

  industrial accidents and labour actions or unrest;

  unusual or unexpected geological or geotechnical formations;

  unanticipated ground or water conditions;

  slope failure, rock bursts, cave-ins, failure of pitwalls or dams and fire;

  environmental hazards, including discharge of pollutants or hazardous chemicals;

  unanticipated grade and tonnage of ore to be mined and processed;

  unusual or unexpected adverse operating conditions;

  hazards involved in the drilling and mining of ore;

  availability of qualified workforce;

  natural phenomena and “acts of God” such as inclement weather conditions, floods, earthquakes and other phenomena.

2008 ANNUAL REPORT	25

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The occurrence of any of these factors could materially and adversely affect the Company’s business, financial condition, results of operations and cash flow. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Also, it is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production. No assurance can be given that current exploration programs will result in any commercial mining operation.

The processing of ore may subject Richmont Mines to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont Mines may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure, due to political or other reasons, or against which it may elect not to insure because of high premium costs or for other reasons. This can result in delayed production, increase in production costs or liability. Paying compensation for obligations resulting from such liability may be very costly and could have an adverse effect on the Company’s financial position.

Failure to Achieve Production Estimates

The ore reserves presented in the Company’s public disclosure materials are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Company’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

26	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Company’s failure to achieve its production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition. The Company’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Additional Reserves for Gold Production

Because mines have limited lives based on proven and probable reserves, the Company must continually perform exploration and development to replace and expand its reserves as they are depleted. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring certain projects into production and to expand existing operations. There are a number of uncertainties inherent in any exploration program relating to, amongst other things, the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that the Company’s exploration programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Exploration and Development Risks

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenue to offset operating and development costs, such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

2008 ANNUAL REPORT	27

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Fluctuations in Gold Prices and Currencies

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company’s control, such as industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the US dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, production and cost levels, changes in investment trends and international monetary systems and changes in the supply and demand for gold on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. Gold price is sometimes subject to rapid short-term changes because of speculative activities. If gold prices were to decline significantly or for an extended period of time, the Company might be unable to continue its operations, develop its properties or fulfill its obligations under its agreements with its partners or under its permits and licenses. As a result, the Company might lose its interest in, or be forced to sell, some of its properties.

The following table sets out the annual average gold price (London PM fix) over the past five years:

	(US$)	Exchange rate	(CAN$)

2004	410	1.30	534
2005	444	1.21	538
2006	604	1.13	685
2007	695	1.07	744
2008	872	1.07	933

When calculating its mineral reserve estimates, the estimate of the price of gold used by the Company for each of its mines was CAN$785 per ounce. In the event of a sustained, significant drop in the gold price, the Company may be required to reevaluate its assets, resulting in reduced estimates of reserves and resources and in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

Furthermore, since the gold price is established in US dollars, a significant increase in the value of the Canadian dollar relative to the US dollar coupled with stable or declining gold prices could adversely affect Richmont Mines’ results with respect to gold revenues.

Richmont Mines has no gold hedging contracts and no US dollar exchange contracts. However, the Company may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. Also, the Company may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, there is no assurance that such hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

28	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Competition

The mining industry is intensely competitive and the Company is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties. In the pursuit of such acquisition opportunities, the Company competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all. Although the Company has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company's title. Properties may be subject to prior registered and unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects. In addition, transfers of title to certain properties of the Company are in the process of being completed. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. Moreover, where the Company’s interest in a property is less than 100%, the Company’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations as between the parties to that agreement.

Laws and Regulations

The Company’s mining operations and exploration activities are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. No assurance can be given that additional significant costs and liabilities will not be incurred to comply with current and future requirements.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

2008 ANNUAL REPORT	29

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company believes that it is in compliance with all current laws and regulations material to its activities. However, new or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Company’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Company’s business, financial condition, results of operations and cash flows.

Insurance

The Company carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. No assurance can be provided that such insurance will continue to be available, will be at economically acceptably premiums or will be adequate to cover any liability. In some cases, risk coverage is not available or considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure.

Requirement of Additional Financing

The continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. No assurance can be given that the Company will be successful in obtaining the required financing on acceptable terms, if at all.

Permits and Licenses

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. No assurance can be given that the Company will be successful in obtaining this approval in a timely manner, if at all.

Joint Ventures

No assurance can be given that the Company’s joint venture partners will not veto the Company’s plans for its business and prevent the Company from achieving its objectives.

30	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendment of the constating documents, and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions which could lead to a deadlock.

Dependence on Personnel

The Company’s ability to manage growth effectively will require the Company to continue to implement and improve the Company’s management systems and to recruit and train new employees. Although the Company has done so in the past, no assurance can be given that it will be successful in attracting and retraining skilled and experienced personnel.

Risks Inherent in Acquisitions

The Company is actively pursuing the acquisition of advanced exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which the Company may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Company acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company’s ability to grow and on the Company’s financial condition.

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, the Company cannot be certain that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial condition. Risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. In addition, to acquire properties and companies, the Company would use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

2008 ANNUAL REPORT	31

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. No assurance can be given that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into the Company’s operations. If the Company fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Risks related to the Company’s Common Shares

Fluctuation in Share Price

The market price of the Company’s common shares may fluctuate due to a variety of factors relative to the Company’s business, including the announcement of expanded exploration, development and production activities by Richmont Mines and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Company’s mineral reserves or resources, fluctuations in the Company’s operating results, sales of the Company’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about Richmont Mines’ strategic position, results of operations, business or significant transactions, and general conditions in the mining industry or the worldwide economy. No assurance can be given that the market price of the Company’s common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Sales of Common Shares

Sales of substantial amounts of the Company’s common shares, or the availability of Company’s common shares for sale, could adversely affect the prevailing market prices for the Company’s common shares. A decline in the market price of the Company’s common shares could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Equity Financing

The Company may require additional funds to fund its capital expenditures programs and potential acquisitions. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its shareholders.

Existing Agreements Provide for Additional Issuances of Common Shares

The Company may issue additional Company’s common shares in the future pursuant to existing agreements.

Dividend Policy

The Company has not declared or paid any dividends on its Company’s common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its Company’s common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors will declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

32	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

National Instrument 43-101

The reserve and resource estimations of the Island Gold and the Beaufor mines as at December 31, 2008, were performed by qualified persons as defined by NI 43-101. For the Island Gold Mine, the estimation was prepared by Ms. Nicole Rioux, Geo., of Genivar, and for the Beaufor Mine, the estimation was prepared by Mrs. Richard Dubuc, P. Geo. and Jessy Thelland, B.Sc., P. Geo., employees of Richmont Mines Inc. These reserves and resources estimations were reviewed by Mr. Daniel Adam, Ph.D., P. Geo., Exploration Director, an employee of Richmont Mines Inc.

The reserve and resource estimations of the Island Gold and the Beaufor mines as at December 31, 2007, were performed by qualified persons as defined by NI 43-101. For Island Gold Mine, the estimation was prepared by Ms. Nicole Rioux, Geo., of Genivar, and for Beaufor Mine by Richard Dubuc, P. Geo, an employee of Richmont Mines Inc. These reserves and resources estimations were supervised and reviewed by Mr. Jules Riopel, M.Sc. P. Geo., MBA, Director Geology and Exploration, a former employee of Richmont Mines Inc.

The resource estimation of the Francoeur project was performed by qualified persons as defined by NI 43-101 in April 2003. Resource estimate was prepared by Mrs. Jules Riopel, M.Sc., P. Geo., MBA, and Mathieu Guay, P. Geo former employees of Richmont Mines Inc.

Cautionary note to US investors concerning resource estimates

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “measured,” “indicated” and “inferred” resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves.” Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This Annual Report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

US investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

2008 ANNUAL REPORT	33

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “hope,” “may” and similar expressions, as well as “will,” “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the sections entitled “Risks and uncertainties” and this “Management’s Discussion and Analysis.” You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include variations in the prevailing price of gold, the Canadian–United States exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors, such as uncertainties regarding government regulations, could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at March 31, 2009. The Company regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on the SEDAR Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

Common shares
		2008	2007	2006
Weighted average outstanding		24,047,322	24,159,357	22,903,984
Issued and outstanding		26,113,156	24,053,353	24,180,353
Diluted		28,421,156	26,076,353	26,298,053
Closing price on December 31 (TSX)		$2.08	$3.14	$2.80

Toronto Stock Exchange (TSX) (CAN$)
2008	Share volume	High	Low	Close
First quarter	872,152	4.18	2.03	3.71
Second quarter	528,470	4.20	2.85	3.00
Third quarter	544,124	3.00	1.80	2.10
Fourth quarter	1,885,635	2.80	1.21	2.08
Annual summary	3,830,381	4.20	1.21	2.08

New York Stock Exchange Amex (NYSE Amex)[1] (US$)
2008	Share volume	High	Low	Close
First quarter	4,462,673	4.18	2.50	3.61
Second quarter	2,967,355	4.13	2.85	2.97
Third quarter	1,992,624	3.00	1.57	1.89
Fourth quarter	3,151,655	2.19	0.95	1.72
Annual summary	12,574,307	4.18	0.95	1.72
1 In October 2008, the NYSE acquired the American Stock Exchange (AMEX) where Richmont Mines’ common stock was previously traded

34	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

TABLE OF RESERVES AND RESOURCES
		December 31, 2008			December 31, 2007
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold Mine [1]
Proven reserves [2]	308,205	9.08	89,925	369,325	8.91	105,773
Probable reserves [2]	722,982	8.57	199,144	689,555	8.11	179,763
Measured resources	18,948	8.70	5,300	8,135	6.45	1,687
Indicated resources	403,249	10.87	140,954	582,032	10.19	190,735
Inferred resources	676,608	9.65	209,985	613,635	9.80	193,350

Beaufor Mine
Proven reserves [2]	96,678	7.17	22,287	90,822	7.56	22,085
Probable reserves [2]	147,385	10.03	47,505	164,879	10.10	53,547
Measured resources	101,767	5.46	17,861	101,160	5.73	18,639
Indicated resources	635,839	6.37	130,139	591,534	6.45	122,628
Inferred resources	655,804	7.35	154,927	133,962	7.03	30,278

GOLD PROJECTS
Francoeur
Indicated resources	885,000	7.99	227,500	885,000	7.99	227,500

Valentine Lake [3]
Inferred resources	920,000	8.50	251,600	920,000	8.50	251,600

Wasamac
Inferred resources	1,282,000	6.92	285,200	1,282,000	6.92	285,200

TOTAL GOLD
Proven and probable reserves	1,275,250	8.75	358,861	1,314,581	8.55	361,168
Measured and indicated resources	2,044,803	7.93	521,754	2,167,861	8.05	561,189
Inferred resources	3,534,412	7.94	901,712	2,949,597	8.02	760,428

1	Richmont Mines holds a 100% interest upon its acquisition of Patricia Mining in December 2008. December 2007 reported at 100%; Richmont’s ownership was 55%.
2	In 2008, based on a price of US$785/oz and an exchange rate of 1.00 (in 2007, a price of US$650 and an exchange rate of 1.00)
3	Richmont Mines’ share – 70%. In February 2009 Richmont entered into an agreement granting Mountain Lake Resources an option to purchase its 70% interest over a five year period.

DEFINITIONS OF RESERVES AND RESOURCES

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parametres and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parametres and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

2008 ANNUAL REPORT	35

DEFINITIONS OF RESERVES AND RESOURCES (CONTINUED)

DEFINITIONS OF RESERVES AND RESOURCES

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

36	RICHMONT MINES INC.

MANAGEMENT’S REPORT

Management is responsible for preparing the consolidated financial statements and for any other information contained in the annual report. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are approved by the Board of Directors. These statements include amounts based on estimates and judgments. All the financial information contained in the report is representative of the data presented in the consolidated financial statements.

The management of Richmont Mines Inc. is required to establish and maintain adequate internal control over financial reporting. Richmont Mines Inc.’s internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Financial Director to provide reasonable assurance of the reliability of the Company’s financial information and the preparation of the Company’s financial statements for the publication of financial information in accordance with Canadian generally accepted accounting principles.

The Board of Directors of the Company is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. This Committee meets periodically with management, as well as the external auditors, to discuss auditing matters and to review the consolidated financial statements. The Audit Committee reports its findings to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders. The external auditors, Raymond Chabot Grant Thornton LLP, have free access to the Audit Committee.

Martin Rivard	Nicole Veilleux
President and Chief Executive Officer	Financial Director

February 9, 2009

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Richmont Mines Inc. We have carried out an evaluation of the effectiveness of our internal control over financial reporting with the participation of our President and Chief Executive Officer and our Financial Director, as of the end of our fiscal year ended December 31, 2008. The framework on which such evaluation was based is contained in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded that our internal control over financial reporting was effective as at December 31, 2008.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting at Richmont Mines Inc. as at December 31, 2008, which is included herein.

Martin Rivard	Nicole Veilleux
President and Chief Executive Officer	Financial Director

February 9, 2009

2008 ANNUAL REPORT	37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of Richmont Mines Inc.

We have audited Richmont Mines Inc.’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Richmont Mines Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on Richmont Mines Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Richmont Mines Inc. as of December 31, 2008 and 2007 and the consolidated statements of earnings, comprehensive income and deficit and cash flows for the years ended December 31, 2008 and 2007 and our report dated February 9, 2009 expressed an unqualified opinion thereon.

Chartered Accountants

Montreal, Canada
February 9, 2009
_____________________________________________
1 Chartered accountant auditor permit no. 22865

38	RICHMONT MINES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Richmont Mines Inc.

We have audited the consolidated balance sheets of Richmont Mines Inc. as at December 31, 2008 and 2007 and the consolidated statements of earnings, comprehensive income, deficit, accumulated other comprehensive income and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated February 2, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Richmont Mines Inc.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 9, 2009 expressed an unqualified opinion thereon.

Chartered Accountants

Montreal, Canada
February 9, 2009
_____________________________________________
1 Chartered accountant auditor permit no. 22865

COMMENTS BY AUDITORS FOR AMERICAN READERS ON CANADA – US REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2(b) to the consolidated financial statements. Our report to the shareholders dated February 9, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to such change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants

Montreal, Canada
February 9, 2009
_____________________________________________
1 Chartered accountant auditor permit no. 22865

2008 ANNUAL REPORT	39

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31 (in thousands of Canadian dollars)

	2008	2007	2006
	$	$	$

REVENUE
Precious metals	66,237	34,691	30,539
Other (note 4)	4,354	3,380	2,350
	70,591	38,071	32,889

EXPENSES
Operating costs	42,998	24,199	27,169
Royalties	1,591	565	189
Custom milling	1,785	1,023	591
Administration	3,665	3,315	2,957
Exploration and project evaluation (note 5)	10,547	3,288	2,080
Accretion expense - asset retirement obligations (note 6)	182	178	214
Depreciation and depletion	5,687	5,628	3,146
Loss (gain) on disposal of mining assets (note 7)	29	(8,066)	(3,235)
	66,484	30,130	33,111
EARNINGS (LOSS) BEFORE OTHER ITEMS	4,107	7,941	(222)
MINING AND INCOME TAXES (note 8)	437	1,306	(2,686)
	3,670	6,635	2,464
MINORITY INTEREST	2,035	(36)	(730)
NET EARNINGS	1,635	6,671	3,194

NET EARNINGS PER SHARE
basic and diluted	0.07	0.28	0.14
BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	24,047	24,159	22,904

The accompanying notes are an integral part of the consolidated financial statements.

40	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT

Years ended December 31 (in thousands of Canadian dollars)

	2008	2007	2006
	$	$	$
COMPREHENSIVE INCOME
Net earnings	1,635	6,671	3,194
Comprehensive income, net of income taxes:
Change in unrealized gain (loss) on available-for-sale investments	(599)	473	-
Realized loss (gains) on sale of available-for-sale investments included in earnings	11	(444)	-
	(588)	29	-
Comprehensive income	1,047	6,700	3,194

DEFICIT
BALANCE, BEGINNING OF YEAR	(4,647)	(11,241)	(14,410)
Net earnings	1,635	6,671	3,194
Redemption of shares (note 11)	(84)	(77)	(25)
BALANCE, END OF YEAR	(3,096)	(4,647)	(11,241)

ACCUMULATED OTHER COMPREHENSIVE INCOME
BALANCE, BEGINNING OF YEAR	352	-
Adjustment due to the adoption of CICA Handbook Section 3855 for the cumulative unrealized gain on available-for- sale investments as at January 1st , 2007	-	323
Changes in other comprehensive income for the year	(588)	29
BALANCE, END OF YEAR	(236)	352

The accompanying notes are an integral part of the consolidated financial statements.

2008 ANNUAL REPORT	41

CONSOLIDATED BALANCE SHEETS

Years ended December 31 (in thousands of Canadian dollars)

	2008	2007
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	26,021	27,291
Restricted cash	116	-
Short-term investments	121	1,826
Accounts receivable	986	2,859
Mining and income taxes receivable	1,586	1,677
Inventories (note 9)	6,012	5,438
	34,842	39,091
ADVANCE TO A MINORITY PARTNER (note 3)	-	1,875
PROPERTY, PLANT AND EQUIPMENT (note 10)	48,039	45,010
	82,881	85,976
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges	6,912	5,005
Mining and income taxes payable	1,177	116
	8,089	5,121
ASSET RETIREMENT OBLIGATIONS (note 6)	4,664	3,358
MINORITY INTEREST (note 3)	2,024	14,238
FUTURE MINING AND INCOME TAXES (note 8)	1,086	1,446
	15,863	24,163
SHAREHOLDERS’ EQUITY
Capital stock (note 11)	64,672	61,016
Contributed surplus (note 12)	5,678	5,092
Deficit	(3,096)	(4,647)
Accumulated other comprehensive income	(236)	352
	67,018	61,813
	82,881	85,976

Commitments and subsequent events (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

Denis Arcand	Réjean Houle
Director	Director

42	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31 (in thousands of Canadian dollars)

	2008	2007	2006
	$	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	1,635	6,671	3,194
Adjustments for:
Depreciation and depletion	5,687	5,628	3,146
Stock-based compensation	526	575	393
Accretion expense - asset retirement obligations	182	178	214
Loss (gain) on disposal of mining assets	29	(8,042)	(3,270)
Loss (gain) on disposal of short-term investments	11	(444)	(425)
Minority interest	2,035	(36)	(730)
Future mining and income taxes	(359)	(334)	(1,801)
	9,746	4,196	721
Net change in non-cash working capital items (note 13)	2,371	1,803	927
	12,117	5,999	1,648

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Acquisition of Patricia Mining Corp. (note 3)	(6,984)	-	-
Acquisition of short-term investments	(23)	(642)	(565)
Disposal of short-term investments	712	6,454	1,346
Disposal of mining assets	91	3,435	2,685
Property, plant and equipment - Island Gold Mine	(3,079)	(4,495)	(21,934)
Property, plant and equipment - Beaufor Mine	(127)	(1,060)	(1,706)
Property, plant and equipment - East Amphi Mine	-	(34)	(822)
Other property, plant and equipment	(1,987)	(582)	(597)
Cash received from an advance to a minority partner	750	1,125	1,300
Redemption of shares held by minority interests	-	-	(13)
	(10,647)	4,201	(20,306)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	25	183	15,524
Redemption of common shares	(768)	(658)	(171)
Contribution from (distribution to) a minority partner	(47)	1,440	6,165
Repayment of the long-term debt	(1,950)	-	-
Common share issue costs	-	-	(1,413)

	(2,740)	965	20,105
Net increase (decrease) in cash and cash equivalents	(1,270)	11,165	1,447
Cash and cash equivalents, beginning of year	27,291	16,126	14,679
Cash and cash equivalents, end of year (note 17c))	26,021	27,291	16,126

The accompanying notes are an integral part of the consolidated financial statements.

2008 ANNUAL REPORT	43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1.	Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 19, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed by the Company are as follows:

a)	Basis of consolidation

These consolidated financial statements reflect the accounts of the Company and of its subsidiaries: Camflo Mill Inc. (100%), Louvem Mines Inc. (approximately 70%) and Patricia Mining Corp. (100%).

All inter-company transactions have been eliminated.

The Company’s 55% interest in the Island Gold Mine is consolidated until December 15, 2008 (note 3) using the principles outlined in AcG-15, on the consolidation of variable interest entities due to an agreement for the financing of the interest held by the other participant of the development costs of the project.

b)	Revenue recognition

Precious metals revenue, based on spot metal prices, is recorded at delivery when rights and obligations related to ownership are transferred to the purchaser and reasonable assurance regarding collectibility of the consideration exists. Milling revenue is recorded when the service of ore processing is rendered and reasonable assurance regarding collectibility of the consideration exists.

c)	Financial assets and liabilities

All financial assets and liabilities are initially estimated and recorded at fair value. Subsequently, all financial instruments are classified in one of the following five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Subsequently, all financial instruments are recorded on the consolidated balance sheet and are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet either by sale or when a permanent decline in value is recognized.

Cash and cash equivalents and restricted cash are classified as assets held-for-trading. Short-term investments are classified as available-for-sale financial assets, accounts receivable and the advance to a minority partner are classified as loans and receivables, and accounts payable and accrued charges are classified as other financial liabilities.

d)	Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than 90 days.

e)	Short-term investments

Short-term investments include investments in shares of publicly-traded companies and are recorded at market value.

f)	Inventories

Supply inventories, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of inventories is determined using the weighted average cost formula. The cost of inventories recognized as an expense is included in consolidated statement of earnings operating cost expenses.

g)	Exploration properties

The acquisition costs of exploration properties are capitalized as property, plant and equipment. Mining exploration expenditures are expensed as incurred until the date when the property is identified as having a development potential.

44	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

h)	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance. Expenditures incurred on properties identified as having development potential are capitalized as property, plant and equipment. Costs include interest on funds borrowed during a construction period and future costs of asset retirement. Upon commencement of commercial production, construction costs are transferred to the various categories of property, plant and equipment. Property, plant and equipment at mine sites are depreciated in accordance with the number of ounces sold on cost basis less residual values. The depreciation rate is calculated according to the units-of-production method, using proven and probable reserves. The estimated period of depreciation is from 3 to 5 years according to the reserves of each production site. Depreciation of corporate assets is calculated using the straight-line method based on their anticipated useful lives which vary from 2 to 10 years.

The Company periodically reviews the carrying amount of its property, plant and equipment. When the net carrying value of an asset exceeds the sum of the undiscounted estimated future cash flows expected to result from its use and eventual disposal, a write-down is recorded to reflect fair value and an impairment loss is recorded in the results of operations. The fair value is based on the present value of the estimated future cash flows.

Net estimated future cash flows, on an undiscounted basis from each mine and exploration properties are calculated based on anticipated future metal production (proven and probable reserves), estimated future realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates.

i)	Future mining and income taxes

The Company accounts for mining and income taxes using the asset and liability method. Under this method, future tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted rates expected to be applied in the years in which these temporary differences are expected to be recovered or settled. The impact on future tax assets and liabilities of a change in tax rates is recognized in the statement of earnings in the year in which the revised tax rate comes into effect. The Company records a valuation allowance against future tax assets if according to the available information, it is more likely than not that some or all of future tax assets will not be realized.

The Company renounces to tax deductions relating to resource expenditures that are financed by the issuance of flow-through shares to the benefit of its shareholders, in accordance with current tax legislation. Future income taxes related to the temporary differences resulting from this renouncement are recorded, at the time of the renunciation with a corresponding reduction of capital stock.

j)	Environmental costs

The Company is subject to environmental laws and regulations enacted by federal and provincial authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Depreciation and depletion are charged to earnings over the estimated future benefit period of the assets. Environmental expenditures, that are not expected to provide a benefit to the Company in future periods, are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

k)	Asset retirement obligations

Total estimated cash flow required to settle obligations arising from environmentally acceptable closure plans are discounted using a credit-adjusted risk-free interest rate and are recorded as a liability with a corresponding increase to property, plant and equipment and, thereafter, depreciated in accordance with the units-of-production method using proven and probable reserves. The asset retirement obligations are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flow required to settle these obligations.

2008 ANNUAL REPORT	45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

1.	Significant accounting policies (continued)

l)	Foreign currency translation

Transactions in the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings of the year.

m)	Exploration tax credits

Exploration tax credits are recorded as a reduction of exploration expenses or as a reduction of property, plant and equipment.

n)	Net earnings (loss) per share

Basic net earnings (loss) per share are the result of net earnings (loss) divided by the weighted average number of shares outstanding during the year. Diluted earnings per share are determined by taking into account the dilutive effect of arrangements to issue common shares as if they were exercised at the beginning of the year or at the grant date when the grant date occurs after the beginning of the year. The treasury-stock method is used to determine the dilutive effect of stock options. This method assumes that the proceeds from the exercise of stock options are used to redeem common shares at the average trade price during the year.

o)	Guarantees

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments (either in cash, financial instruments, other assets, the issuance of shares or providing services) to the other party, following, i) changes to an interest rate, a foreign exchange rate, a stock price, the price of a commodity, an index, a fair value or another element that is related to an asset, a liability or an equity security of the other party, ii) a third party failure to perform under an obligation agreement or iii) the default by a third party to reimburse its debt when it becomes due. In management’s opinion, the Company does not have significant guarantees, other than those disclosed in note 6 c).

p)	Stock-based compensation

The Company uses the fair value method based on the Black-Scholes pricing model to record the compensation cost related to the issue of stock options to its employees, its directors and its officers over the vesting period with a corresponding credit to contributed surplus.

q)	Pension plan

The Company maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of employee salaries. The Company does not offer any other post-retirement benefits to its employees.

r)	Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of related revenue and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization and depletion purposes and for the evaluation of their residual value and net recoverable amount, the calculation of the asset retirement obligations, the calculation of stock-based compensation and mining and income taxes. Accordingly, actual results could differ from these estimates.

2.	Accounting changes

a)	2008 Accounting changes

Inventories

On January 1, 2008, in accordance with the applicable transitional dispositions, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3031, “Inventories”, which replaces Section 3030 carrying the same title and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. The adoption of this standard did not have a significant impact neither on the consolidated financial statements nor on comparative data.

46	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

Capital disclosures

On January 1, 2008, in accordance with the applicable transitional dispositions, the Company adopted Section 1535 of the CICA Handbook, “Capital disclosures”. This section establishes standards for disclosing information about a Company’s capital and how it is managed; i) qualitative information about the Company’s objectives, policies and processes for managing capital, ii) quantitative data about what the Company regards as capital, iii) the fact that the Company has complied with any externally capital requirements, and iv) if it has not complied, the consequences of such non-compliance. As a result of the adoption of this standard, note 16 has been added to consolidated financial statements. The adoption of this standard did not have a significant impact neither on the consolidated financial statements nor on comparative data.

Financial instruments – disclosures and presentation

On January 1, 2008, in accordance with the applicable transitional dispositions, the Company adopted two new CICA Handbook sections: Section 3862, “Financial instruments – disclosures” and Section 3863, “Financial instruments – presentation”. Together, these two sections replace Handbook Section 3861, “Financial instruments – disclosures and presentation”. These Sections require additional disclosure, particularly regarding the documentation of risks to which the Company is exposed and how it manages those risks. The results of the application of these new standards are included in note 17 and their application did not have a significant impact on the Company’s consolidated financial statements.

b)	2007 Accounting changes

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments – Recognition and Measurement” and 3861, “Financial Instruments – Disclosure and Presentation”. These new Handbook Sections provide comprehensive requirements for the recognition, the measurement and the disclosure of financial instruments. Handbook Section 1530 establishes standards for reporting comprehensive income.

Comprehensive income is defined as the change in the Company’s net assets that results from transactions from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles.

The adoption of sections 1530 and 3855 as at January 1st , 2007 had the impact of adjusting the opening balance of accumulated other comprehensive income by an amount of $323 to reflect the cumulative unrealized gains on available-for-sale investments at that date.

On January 1, 2007, the Company adopted the recommendations of Section 1506 of the CICA Handbook, Accounting changes. The revised section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. The adoption of these recommendations did not have any impact on the financial statements of the Company.

c)	Future accounting changes

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada are to converge with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1st, 2011. IFRS will require the disclosure of additional information in the consolidated financial statements and, despite the similar conceptual framework of Canadian GAAP and IFRS, the Company will have to take into account the differences between accounting principles. The Company is currently evaluating the impact of these requirements on its consolidated financial statements.

2008 ANNUAL REPORT	47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

3.	Acquisition

On December 16, 2008, the Company acquired 42,929,581 common shares of Patricia Mining Corp.’s, a development stage Company engaged in mining and exploration (“Patricia Mining”), (representing approximately 98.2% of Patricia Mining’s outstanding common shares), in exchange for CAN$0.15 in cash and 0.055 common share of Richmont for each common share of Patricia Mining. Patricia Mining’s principal activity is its 45% participation in the Island Gold Mine, the other 55% being held by the Company. Following this transaction, Richmont now wholly-owns Patricia Mining and 100% interest in Island Gold Mine. The purchase price has been determinated to be $11,372, including transaction costs, in exchange for a net cash consideration of $6,997 and 2,347,003 common shares valued at $4,375 or $1.86 per share. The value of the common shares issued by the Company has been determinated based on the average closure share price two days before and after the announced date of the acquisition agreement, on October 27, 2008. Richmont recorded this acquisition using the purchase method. Before the acquisition, the Company consolidated Island Gold Mine’s assets, liabilities, revenues and expenses in accordance with AcG-15 (note 1a)), Patricia Mining’s share being considered as minority interest. Following this transaction, on December 16, 2008, the advance to a minority partner which amounted to $1,742 and the $12,336 minority interest have been cancelled. The allocation of the purchase price based on the fair values of the assets acquired less the liabilities assumed by the Company is as follows:

$

Assets acquired
Cash and cash equivalents	13
Restricted cash	116
Accounts receivable	16
Inventories	448
Future tax asset	4,504
Future tax asset on mining taxes	1,236
Valuation of future tax asset	(5,740)
Property, plant and equipment	3,447
4,040

Liabilities assumed
Accounts payable	935
Asset retirement obligations	(40)
Long-term debt	1,950
2,845
Net value of assets acquired	1,195

Cancelled minority interest	12,336
Short-term investment already held in the Company	(417)
Cancelled due to Richmont Mines	(1,742)

Purchase price, including transaction costs	11,372

Shares issued by the Company	(4,375)
Cash and cash equivalents acquired	(13)
Net effect on cash	6,984

4.	Other revenue

Other revenue includes interest income on cash, variation on fair value on cash equivalents of $661 ($706 in 2007), gain on disposal of short-term investments, foreign exchange gain of $859 (foreign exchange loss of $74 in 2007 and $3 in 2006) and revenue from custom milling.

48	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

5.	Exploration and project evaluation

	2008	2007	2006
	$	$	$

Beaufor Mine	2,921	1,874	1,342
Island Gold Mine	2,293	505	264
Francoeur / Wasamac properties	184	142	200
Valentine Lake property	347	1,017	67
Camflo Northwest property	-	112	4
Golden Wonder property	4,202	665	-
Other properties	20	49	412
Project evaluation	373	124	583
	10,340	4,488	2,872
Exploration tax credits	(643)	(1,200)	(792)
Reversal of exploration tax credits recorded in 2007 a)	850	-	-
	10,547	3,288	2,080

a)

When the Company filed its 2007 income tax returns, the Company reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credit, as it planned and recorded in 2007.

6.	Asset retirement obligations

The Company’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded the asset retirement obligations of its mining sites based on management’s best estimate of the future costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

a)	Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2008:

	Total amount of the estimated cash flow	Cash flow payment schedule	Credit-adjusted risk-free rate
	$		%

Beaufor Mine	391	2012	5.5
Camflo Mill	3,121	2012	5.5
Island Gold Mine	945	2013	5.5
Francoeur property	193	2012	5.5
	4,650

In 2008, cash payment schedules were revised from 2011 to 2012 for the Beaufor Mine, from 2010 to 2012 for the Camflo Mill and Francoeur property and from 2010 to 2013 for the Island Gold Mine.

2008 ANNUAL REPORT	49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

6.	Asset retirement obligations (continued)

b)	Changes in obligations

The following table sets forth the evolution of the asset retirement obligations for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	$	$	$

Balance, beginning of year	3,358	3,333	3,789
Accretion expense	182	178	214
Changes to estimated cash flow and payment schedules	1,164	-	39
Changes in liability related to the acquisition of Patricia Mining Corp.	(40)	-	-
Decrease related to the disposal of properties	-	(153)	(709)
Balance, end of year	4,664	3,358	3,333

c)	Letters of credit

As at December 31, 2008, a credit facility is available the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.75%. The following table provides the allocation of these letters of credit issued as at December 31, 2008:

	2008	Date of
	$	renewal

Camflo Mill	1,332	July 20, 2009
Beaufor Mine	52	August 11, 2009
Francoeur property	54	August 12, 2009
Island Gold Mine	101	October 27, 2009
	1,539

As at December 31, 2007, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $1,308.

As at December 31, 2007 and 2008, the Island Gold property has been pledged to the Ontario Ministry of Northern Development and Mines in the amount of $578.

7.	Gain (loss) on disposal of mining assets

The gain (loss) on disposal of mining assets includes the following items:

	2008	2007	2006
	$	$	$

East Amphi property a)	-	7,439	-
Nugget Pond property b)	-	-	3,224
Other mining equipment	(29)	627	11
	(29)	8,066	3,235

a)

The mining operation at the East Amphi Mine ceased at the end of June 2007, following the depletion of its reserves. Work required for the closure of mining activities was completed in August 2007. In 2007, the Company generated precious metal revenue from the milling of ore extracted until the end of June 2007 and assumed the closing costs.

50	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

On June 29, 2007, the Company concluded the sale of its East Amphi property in Quebec (including some service buildings, the rights, the mining concession and the exploration and drilling data) to Osisko Exploration Ltd. (“Osisko”) in exchange for a cash payment of $2,450 and a total of 1,109,000 common shares of Osisko valued at $6,086 of which all have been sold for a net amount of $6,139. The Company retains a net smelter return royalty of 2% on a specified portion of the future production of the East Amphi property and a similar royalty on future production of up to 300,000 ounces of gold on another portion of the property.

The gain on disposal of the East Amphi property was calculated net of transaction costs and the book value of the assets sold.

b)

In October 2006, the Company sold the Nugget Pond property and gold mill located in Newfoundland for a cash consideration of $2,250 and $300 in shares of a public company. Following this sale, the Company wrote-down the asset retirement obligations relating to this property in the amount of $709. The transaction costs were taken into account in the calculation of the gain on disposal of this property.

8.	Mining and income taxes

The income tax expense (recovery) attributable to earnings (loss) differs from the amounts computed by applying the combined federal and provincial income tax rate of 32.23% (33.39% in 2007 and 32.27% in 2006) to earnings (loss) before mining and income taxes as a result of the following:

	2008	2007	2006
	$	$	$

Earnings (loss) before mining and income taxes	4,107	7,941	(222)

Tax expense (recovery) at combined statutory rate	1,324	2,651	(72)
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(204)	-	32
Deductible mining taxes	(601)	(558)	-
Change in the valuation allowance	(931)	(1,130)	(2,293)
Impact of the change in tax rates	98	80	625
Prior years future income taxes adjustment	123	(197)	(784)
Other	(288)	101	(125)
Income taxes	(479)	947	(2,617)
Large corporation tax	-	-	39
Mining duties	916	359	(108)
Total mining and income tax expense (recovery)	437	1,306	(2,686)

Mining and income tax expense (recovery) attributable to earnings consist of:

	2008	2007	2006
	$	$	$

Current tax	796	1,640	(885)
Future tax	(359)	(334)	(1,801)
	437	1,306	(2,686)

2008 ANNUAL REPORT	51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

8.	Mining and income taxes (continued)

The tax effect of temporary differences, that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2008 and 2007, are presented below:

	2008	2007
	$	$

Long-term future tax asset:
Property, plant and equipment	7,348	4,283
Asset retirement obligations	1,311	1,066
Harmonization of Ontario’s fiscal credits	982	-
Share issue costs	329	494
Losses carried forward	1,273	821
Deductible future mining taxes	239	353
Future tax asset	11,482	7,017
Less valuation allowance	(11,332)	(6,522)
	150	495

Long-term future tax liability:
Property, plant and equipment	(1,236)	(1,941)
Net long-term future tax liability	(1,086)	(1,446)

As presented on consolidated balance sheets:
Future mining and income tax asset	-	-
Future mining and income tax liability	(1,086)	(1,446)
	(1,086)	(1,446)

Non-refundable provincial tax credits of $4,583 and non-refundable federal tax credits of $3,207, which may be used within the next ten to twenty years to reduce income taxes otherwise payable, have not been accounted for by the Company.

At December 31, 2008, the Company has net operating federal, Quebec and Ontario losses carry forwards of approximately $3,797, $3,606 and $1,878 respectively, which expire at various dates through 2028.

9.	Inventories

	2008	2007
	$	$

Precious metals	2,157	210
Ore	1,846	3,663
Supplies	2,009	1,565
	6,012	5,438

There was no write-down of inventories recognized as an expense and no reversal of write-down during the year ended December 31, 2008.

52	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

10.	Property, plant and equipment

			2008			2007
	Cost	Accumulated depreciation and depletion	Net book value	Cost	Accumulated depreciation and depletion	Net book value
	$	$	$	$	$	$

Mine sites
Mining properties	1,564	860	704	1,442	818	624
Development costs a)	42,859	10,936	31,923	42,033	6,965	35 068
Buildings	5,955	2,131	3,824	4,766	1,707	3,059
Equipment	12,518	3,959	8,559	8,426	3,604	4,822
Asset retirement costs	2,493	651	1,842	1,930	1,207	723
	65,389	18,537	46,852	58,597	14,301	44,296

Corporate office
Buildings and leasehold improvements	1,476	550	926	986	516	470
Equipment and rolling stock	736	475	261	618	374	244
	2,212	1,025	1,187	1,604	890	714
Total	67,601	19,562	48,039	60,201	15,191	45,010

a)

In 2008, the development costs had increased by $350 following the cancellation of exploration tax credits which had been applied against these costs in 2007. A distribution of $742 from a minority partner was applied as a reduction of development costs in 2008 and proceeds from precious metal sales from development activities of the Island Gold Property of $16,775 were applied as a reduction of development costs in 2007.

During the year ended December 31, 2008, the Beaufor Mine’s average depreciation rate was $41 per ounce sold ($122 in 2007 and $48 in 2006), the Island Gold Mine’s average depreciation rate was $100 per ounce sold ($105 for the three-month period ended December 31, 2007) while that of East Amphi Mine’s settled at $64 per ounce sold in 2007 ($79 in 2006). Camflo Mill has an average depreciation rate of $1.25 per processed tonnes for the year ended December 31, 2008 ($2.67 in 2007 and $0.87 in 2006).

As at October 1, 2007, the Island Gold Project entered into commercial production. All project under development costs, which totalled $37,177 at that date, were transferred to the applicable categories of property, plant and equipment.

2008 ANNUAL REPORT	53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

11.	Capital stock

Authorized: Unlimited number of common shares with no par value

	Number	2008	Number	2007	Number	2006
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid:
Common shares
Balance, beginning of year	24,053	61,016	24,180	61,340	20,994	50,600
Issue of shares related to
Patricia Mining’s acquisition (note 3)	2,347	4,375	-	-	-	-
Issue of shares for cash a)
Common	-	-	-	-	3,100	15,190
Exercise of stock options	9	34	102	257	143	409
Common share issue costs a)	-	-	-	-	-	(1,413)
Renouncement of tax deductions b)	-	-	-	-	-	(3,300)
Redemption of shares c)	(296)	(753)	(229)	(581)	(57)	(146)
Balance, end of year	26,113	64,672	24,053	61,016	24,180	61,340

a)	Issue of shares

In 2008, the Company issued 9,000 common shares following the exercise of stock options and received cash proceeds in the amount of $25. Contributed surplus was reduced by $9 which represents the fair value of the exercised stock options.

In 2007, the Company issued 102,000 common shares following the exercise of stock options and received cash proceeds in the amount of $183. Contributed surplus was reduced by $74 which represents the fair value of the exercised stock options.

In 2006, the Company issued 143,300 common shares following the exercise of stock options and received cash proceeds in the amount of $334. Contributed surplus was reduced by $75 which represents the fair value of the exercised stock options.

In 2006, the Company issued, through a public offering, 3,100,000 common shares. The Company received cash proceeds of $15,190. An amount of $1,413 was incurred as share issue costs.

b)	Renouncement of tax deductions

In accordance with the 2005 flow-through share agreements of $7,500, the Company has renounced the related tax deductions in the amount of $3,300 with a corresponding amount presented as future income tax liabilities.

c)	Redemption of shares

In December 2008, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between December 5, 2008 and December 4, 2009, up to 1,188,000 common shares, representing approximately 5% of the 23,776,653 common shares of the Company issued and outstanding on November 21, 2008.

In 2008, the Company redeemed and cancelled 296,200 common shares for $768 in cash. This transaction increased the deficit by $84 and increased the contributed surplus by $69.

In 2007, the Company redeemed and cancelled 229,000 common shares for $658 in cash. This transaction increased the deficit by $77.

In 2006, the Company redeemed and cancelled 57,500 common shares for $171 in cash. This transaction increased the deficit by $25.

54	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

d)	Stock Option Purchase Plan

The Company has a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002, 2003 and 2007, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company’s stock on the date of grant and the maximum term of the options granted is 10 years. The options are vested to 20% at the date of grant and vesting cumulatively thereafter at every anniversary date for a total length of four years.

A summary of the status, in 2008 and 2007, of the Company’s Stock Option Purchase Plan, and changes during the years then ended, is presented below:

		2008		2007
	Number	Weighted	Number	Weighted
	of options	average	of options	average
	(thousands)	exercise price	(thousands)	exercise price
		$		$

Options outstanding, beginning of year	2,023	4.22	2,118	4.50
Granted	445	2.19	620	3.00
Exercised	(9)	2.74	(102)	1.80
Cancelled	(126)	3.92	(133)	4.76
Expired	(25)	5.16	(480)	4.26
Options outstanding, end of year	2,308	3.84	2,023	4.22
Exercisable options, end of year	1,339	4.43	1,020	4.82

The following table summarizes information about the Stock Option Purchase Plan at December 31, 2008:

Exercise price	Options outstanding at December 31, 2008			Exercisable options at December 31, 2008

	Number of options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (thousands)	Weighted average exercise price $

$1.80 to $1.95	310	4.9	1.82	62	1.82
$2.74 to $3.20	920	3.5	2.98	394	2.96
$4.04 to $4.39	313	2.2	4.19	197	4.20
$4.97 to $6.60	765	1.2	5.54	686	5.58
	2,308	2.8	3.84	1,339	4.43

During 2008, the Company granted 445,000 stock options (620,000 in 2007) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black- Scholes option pricing model, is $0.76 ($1.06 in 2007 and $1.42 in 2006).

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2008	2007	2006

Risk-free interest rate	3.2%	4.0%	4.0%
Expected life	4 years	4 years	4 years
Expected volatility	39%	38%	43%
Expected dividend yield	0.0%	0.0%	0.0%

In 2008, the stock-based compensation costs charged to earnings amount to $526 ($575 in 2007 and $393 in 2006). The contributed surplus was increased by the same amounts.

2008 ANNUAL REPORT	55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

12.	Contributed surplus

	2008	2007
	$	$

Balance, beginning of year	5,092	4,591

Stock-based compensation	526	575
Options exercised	(9)	(74)
Redemption of shares	69	-
Balance, end of year	5,678	5,092

13.	Consolidated statements of cash flow

	2008	2007	2006
	$	$	$

Change in non-cash working capital items

Accounts receivable	151	205	(364)
Mining and income taxes receivable (payable)	1,152	588	3,272
Inventories	(126)	(45)	(2,025)
Accounts payable and accrued charges	1,194	1,055	44
	2,371	1,803	927

Supplemental information
Cash received (paid) during the year:
Interest	1,188	1,450	982
Mining and income taxes	(372)	303	4,892
Items not affecting cash and cash equivalents:
Distribution presented as a reduction of the advance to a minority partner	904	-	-
Distribution presented as a reduction of contribution from a minority partner	90	-	-
Distribution presented as a reduction of accounts receivable	129	-	-
Advances to a minority partner presented as an increase to minority interest	-	-	4,121
Asset retirement obligation transferred to accounts payable and accrued charges	-	129	-
Common shares of public company received as consideration from disposal of mining assets (note 7)	-	6,086	300
Accounts payable and accrued charges related to development projects an other property, plant and equipment	255	477	2,533

14.	Pension plan

The Company contributes a percentage of its Canadian payroll expense to a defined contribution plan. The expense in 2008 was $357 ($289 in 2007 and $162 in 2006).

56	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

15.	Commitments

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property. Mountain Lake has agreed to pay an option fee to Richmont of 2,500,000 common shares of Mountain Lake at a deemed value of $625, or $0.25 per share.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. Moreover, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year.

16.	Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

In the management of capital, the Company includes the components of shareholders’ equity, less cash and cash equivalents as well as short-term investments.

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and short-term investments. The Company is not subject to externally imposed capital requirements. The Company’s management of capital remained unchanged since the previous year.

17.	Financial instruments and risk management

a)	Fair value of financial instruments

The Company has classified its cash and cash equivalents and restricted cash as assets held-for-trading, its short- term investments as available-for-sale financial assets, its accounts receivable and the advance to a minority partner as loans and receivables, and its accounts payable and accrued charges as other financial liabilities as defined by the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.

2008 ANNUAL REPORT	57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

17.	Financial instruments and risk management (continued)

a)	Fair value of financial instruments (continued)

The following table presents the carrying amounts and fair values of each financial instruments category:

	December 31, 2008		December 31, 2007
	Book	Fair	Book	Fair
	value	value	value	value
	$	$	$	$

Held-for-trading financial assets
Cash and cash equivalents a)	26,021	26,021	27,291	27,291
Restricted cash a)	116	116	-	-
	26,137	26,137	27,291	27,291

Available-for-sale financial assets
Short-term investments b)	121	121	1,826	1,826

Loans and receivables
Accounts receivable a)	183	183	2,138	2,138
Advance to a minority partner c)	-	-	1,875	1,875
	183	183	4,013	4,013

Other financial liabilities
Accounts payable and accrued charges a)	6,912	6,912	5,005	5,005

a)

The Company owns and assumes financial assets and liabilities such as cash and cash equivalents, restricted cash, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid in the short term.

b)

The fair value of short-term investments in publicly-traded companies is the bid price and for the options issued by publicly-traded companies, the fair value is calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.24% (3.78% in 2007), expected life of 4 months and 7 months (14 months and 19 months in 2007), expected volatility of 100% (100% in 2007) and no expected dividend yield.

c)	In 2007, the fair value of the advance to a minority partner approximates its book value as it bears interest at a variable rate.

The fair value variation on cash equivalents is $661 ($706 in 2007 and $403 in 2006) and interest income from the advance to a minority partner is $245 ($411 in 2007 and $311 in 2006).

b)	Market risk

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Company is also exposed to share price fluctuations of the shares that it holds in short-term investments and to fluctuations of interest rates for its cash equivalents. The risks and the management of those risks were unchanged compared to previous years.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company holds no financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the years 2008, 2007 and 2006, the Company did not enter into any forward exchange contracts.

58	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

The risk which the Company was exposed as at December 31, 2008 is established as:

	December 31,	December 31,
	2008	2007
	US$	US$

Cash and cash equivalents	217	3,604
Accounts receivable	-	-
Accounts payable and accrued charges	28	-

Based on the above net exposures as at December 31, 2008, and assuming that all other variables remain constant, a 10% variation of the Canadian dollar against US dollar would result in a variation of $19 of the foreign exchange gain related to cash in US dollars.

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk of gold price is the same as the previous years. In 2008, 2007 and 2006, the Company did not enter into hedging contracts for its gold production.

Interest rate risk

The cash equivalents carry interest and therefore, the Company is exposed to a variation of their interest rate at their renewal. Based on the exposures as at December 31, 2008, and assuming that all other variables remain constant, an increase or decrease of 25 basis point of the interest rate would result in an increase or decrease of $46 in net earnings.

c)	Credit risk

Financial instruments that expose the Company to market risk and concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2008, 56% of the Company’s cash and cash equivalents are held through two financial institutions.

The following table presents the composition of cash and cash equivalents:

	2008	2007	2006
	$	$	$

Cash	7,722	6,942	6,714
Cash equivalents a)	18,299	20,349	9,412
	26,021	27,291	16,126

a)	Cash equivalents are composed of investments that will mature in January, February and March 2009 with effective rate varying from 1.55% to 3.10%.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with, when applicable, its currency and gold forward option contracts and its hedging. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as those of the previous years.

2008 ANNUAL REPORT	59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

17.	Financial instruments and risk management (continued)

d)	Liquidity risk

The management of liquidity risk aims to hold enough cash and cash equivalents in order to make sure that the Company has necessary funds to meet its obligations.

Accounts payable and accrued charges are due in the next financial year.

18.	Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

2008			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	33,452	35,183	1,956	70,591
Mine operating costs and others	20,327	26,771	3,123	50,221
Exploration and project evaluation	2,821	2,313	5,413	10,547
Depreciation and depletion	1,589	3,794	304	5,687
Gain (loss) on disposal of mining assets	8	23	(2)	29
Earnings (loss) before other items	8,707	2,282	(6,882)	4,107
Acquisition of property, plant and equipment	613	6,120	763	7,496

Current assets	10,260	4,067	20,515	34,842
Property, plant and equipment	5,137	40,644	2,258	48,039
Total assets	15,397	44,711	22,773	82,881

2007			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	30,363	5,743	1,965	38,071
Mine operating costs and others	21,290	4,912	3,078	29,280
Exploration and project evaluation	1,578	506	1,204	3,288
Depreciation and depletion	4,683	763	182	5,628
Gain on disposal of mining assets	(8,044)	-	(22)	(8,066)
Earnings (loss) before other items	10,856	(438)	(2,477)	7,941
Acquisition (sale) of property, plant and equipment	(908)	2,308	1,237	2,637

Current assets	5,741	2,341	31,009	39,091
Advance to a minority partner	-	-	1,875	1,875
Property, plant and equipment	4,969	38,242	1,799	45,010
Total assets	10,710	40,583	34,683	85,976

60	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

2006			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	31,449	73	1,367	32,889
Mine operating costs and others	28,374	38	2,708	31,120
Exploration and project evaluation	1,528	272	280	2,080
Depreciation and depletion	3,050	-	96	3,146
Gain on disposal of mining assets	-	-	(3,235)	(3,235)
Earnings (loss) before other items	(1,503)	(237)	1,518	(222)
Acquisition of property, plant and equipment	2,026	23,391	377	25,794

Current assets	6,633	2,058	18,376	27,067
Advance to a minority partner	-	-	3,375	3,375
Property, plant and equipment	10,560	36,697	744	48,001
Future mining and income taxes	55	-	-	55
Total assets	17,248	38,755	22,495	78,498

2008 ANNUAL REPORT	61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

19.	Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (US GAAP), the effect on net earnings (loss), property, plant and equipment, minority interest, accumulated other comprehensive income, shareholders’ equity and on consolidated statements of cash flow would have been as follows:

	2008	2007	2006
	$	$	$

Net earnings reported under Canadian GAAP	1,635	6,671	3,194

Add (deduct):
Difference in accounting related to investments a)	(1)	(412)	(394)
Difference in accounting related to stock-based compensation b)	58	57	-
Exploration and development costs related to mining properties c)	393	(509)	(20,593)
Depreciation and depletion d)	2,712	75	(405)
Minority interest e)	(1,221)	353	9,204
Flow-through shares f)	-	-	(2,070)
Net earnings (loss) reported under US GAAP	3,576	6,235	(11,064)

Net earnings (loss) per share reported under US GAAP
Basic and diluted	0.15	0.26	(0.48)

Property, plant and equipment reported under Canadian GAAP	48,039	45,010	48,001
Exploration and development costs related to mining properties c)	(30,865)	(31,258)	(30,749)
Company acquisition	9,645	-	-
Cumulative depreciation and depletion d)	1,280	(1,432)	(1,507)
Property, plant and equipment reported under US GAAP	28,099	12,320	15,745

Minority interest under Canadian GAAP	2,024	14,238	12,745
Minority interest e)	-	(10,866)	(10,513)
Minority interest under US GAAP	2,024	3,372	2,232
Accumulated other comprehensive income under Canadian GAAP	(236)	352	-
Difference in accounting related to investments a)	90	88	-

Accumulated other comprehensive income under US GAAP	(146)	440	-

Shareholders’ equity reported under Canadian GAAP	67,018	61,813	54,690
Difference in accounting related to exploration costs c)	(30,865)	(31,258)	(30,749)
Depreciation and depletion d)	1,280	(1,432)	(1,507)
Difference in accounting related to investments a)	-	-	323
Difference in accounting related to share of a minority partner e)	9,645	10,866	10,513
Shareholders’ equity reported under US GAAP	47,078	39,989	33,270

62	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

	2008	2007	2006
	$	$	$

Cash flow from operating activities under Canadian GAAP	12,117	5,999	1,648
Exploration and development costs related to mining properties c)	393	(509)	(20,593)
Flow-through shares f)	-	-	(2,070)
Cash flow from (used in) operating activities under US GAAP	12,510	5,490	(21,015)
Cash flow from (used in) investing activities under Canadian GAAP	(10,647)	4,201	(20,306)
Exploration and development costs related to mining properties c)	(393)	509	20,593
Cash flow from (used in) investing activities under US GAAP	(11,040)	4,710	287
Cash flow from (used in) financing activities under Canadian GAAP	(2,740)	965	20,105
Flow-through shares f)	-	-	2,070
Cash flow from (used in) financing activities under US GAAP	(2,740)	965	22,175

a)

Short-term investments acquired before December 31, 2006 were classified as held-for-trading and were recorded at fair value and changes in value were accounted for in earnings under SFAS-115. Following the adoption of Section 3855 of the CICA Handbook, on January 1, 2007, the Company classified the short-term investments acquired in 2007 and 2008 as available-for-sale. These investments must be recorded at fair value and changes to their value must be included in other comprehensive income.

b)	Under US GAAP, the cost of stock based compensation must take into account a factor for employee turnover, related to employees having received such stock options, and reduce the cost accordingly.

c)

Under Canadian GAAP, exploration and development costs incurred, subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are capitalized to property, plant and equipment. Under United States Securities and Exchange Commission (“SEC”) guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, must be charged to earnings as incurred.

d)

Depreciation calculated under US GAAP is different than the amount calculated under Canadian GAAP as buildings and equipment relating to mining properties, which commercial viability has yet to be determined, are depreciated using the straight-line method based on their anticipated useful life. Under Canadian GAAP, this expense is capitalized. Following the start of commercial production, capitalized development costs are depreciated according to the units-of-production method, using proven and probable reserves.

e)	Amounts represent the impact on the share of a minority interest to the adjustments described in c) and d) related to expenses attributable to the Island Gold project.

f)

Under US GAAP, the premium paid on flow-through shares issued must be recognized as a liability when these shares are issued; under GAAP in Canada, the tax effect of the renouncement of the deductibility of exploration expenses by the Company is deducted from shareholders’ equity on the date of such renouncement.

2008 ANNUAL REPORT	63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

19.	Effect of applying United States generally accepted accounting principles (continued)

New Accounting Pronouncement

In September 2006, the FASB issued FAS Statement No 157, “Fair Value Measurements” (“FAS 157”). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. The adoption of FAS 157, on January 1, 2008, had no material impact on the consolidated financial statements of the Company.

In February 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). This Statement permits entities to choose to evaluate many financial instruments and certain other items at fair value. The provisions of FAS 159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any additional items.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS no. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of SFAS No. 162 is not expected to have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”),” to enhance the current disclosure framework in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities, as amended.” SFAS No. 161 amends and expands the disclosures required by SFAS No. 133 so that they provide an enhanced understanding of i) how and why an entity uses derivative instruments, ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and iii) how derivative instruments affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for both interim and annual reporting periods beginning after November 15, 2008. We are currently evaluating the potential impact of this statement on our consolidated financial statements and at this time we do not anticipate a material effect.

20.	Comparative figures

Certain comparative figures provided for fiscal years 2007 and 2006 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2008.

64	RICHMONT MINES INC.

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS	OFFICERS	OPERATIONS QUEBEC DIVISION	OPERATIONS ONTARIO DIVISION

Jean-Guy Rivard	Martin Rivard	BEAUFOR MINE	ISLAND GOLD MINE
Chairman	President and Chief
	Executive Officer	Marcel Beaudoin, Eng.	Denis Flamand
Denis Arcand[1,2]		Manager	Manager
Vice Chairman	Christian Pichette, Eng., M.Sc.
Director of	Vice President, Operations	Luc Dorofté	Ronald Durham
various companies		Mine Captain	Technical Services
	Nicole Veilleux, CA		Superintendent and
Martin Rivard	Financial Director	Karine Bisson	Underground Superintendent
Director		Chief Accountant
President and	Sandra Cauchon, Lawyer		Michel Plasse, P.Geo.
Chief Executive Officer,	Secretary	Richard Dubuc, P.Geo.	Chief Geologist
Richmont Mines Inc.		Chief Geologist
	CORPORATE STAFF		Daniel Vachon, Eng.
Réjean Houle[1,2]		Clément Mercier, Eng.	Senior Mine Engineer
Director	Daniel Adam, P.Geo., Ph.D.	Chief Engineer
Ambassador,	Exploration Manager		Sylvie Belisle
Club de hockey Canadien inc.			Human Resources
Denis Bellemare, Eng.
Raynald Vézina, Eng.[1,2]	Chief-Engineer, Projects	CAMFLO MILL	Patrick Kennedy
Director			Mine Captain
Mining Consultant	Marcel St-Pierre	Richard Nolet
	Mine Coordinator, Projects	Superintendant

	Christine Lapointe, CA	Gérald Lavoie
[1] Member of the Audit Committee [2] Member of the Compensation Committee	Controller	Production Superintendent
	Hélène Lapointe	Harold Pépin
	Manager of Human Resources	Metallurgist Technician

GENERAL INFORMATION

Richmont Mines Inc.	Montreal Office	Transfer Agent	Co-Transfer Agent and
161 avenue Principale	1 Place-Ville-Marie, Suite 2130	and Registrar	Co-Registrar in
Rouyn-Noranda, Quebec	Montreal, Quebec	Computershare Trust	the United States
J9X 4P6 CANADA	H3B 2C6 CANADA	Company of Canada Inc.	Computershare Trust
Phone: 819 797-2465	Phone: 514 397-1410	1500 University Street	Company Inc.
Fax: 819 797-0166	Fax: 514 397-8620	Suite 700	Computershare USA
Montreal, Quebec
H3A 3S8 CANADA
Internet	Jim Culligan	Phone: 514 982-7888	Auditors
www.richmont-mines.com	Kei Advisors LLP	Fax: 514 982-7580	Raymond Chabot Grant
Stock Exchange Listings (RIC)	Investor relations		Thornton LLP
Toronto Stock Exchange (TSX)	Phone: 716 846-3874
New York Stock Exchange Amex	jculligan@keiadvisors.com
(NYSE Amex)

Annual Meeting of Shareholders		Un exemplaire français du présent rapport annuel est
The Annual General Meeting of Shareholders		disponible sur demande :
will be held on Thursday, May 14, 2009, at 9:00 am		1, Place-Ville-Marie, bureau 2130
at Suite 2500		Montréal (Québec)
Salle Lafleur A,		H3B 2C6 CANADA
1000 De la Gauchetière West Street, 25th floor		Téléphone : 514 397-1410
Montreal, Quebec H3B 0A2		Télécopieur : 514 397-8620

Disclosure regarding forward-looking statements

This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian–US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in annual and periodic reports from Richmont Mine Inc.